As filed with the Securities and Exchange Commission on August 8, 2003

                                                     Registration No. 333-106391

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
             REGISTRATION STATEMENT Under the Securities Act of 1933


                             -----------------------
                            COMVERSE TECHNOLOGY, INC.
             (Exact name of registrant as specified in its charter)

                  NEW YORK                                    13-3238402
    ------------------------------------                   ------------------
       (State or other jurisdiction of                      (I.R.S. Employer
        incorporation or organization)                    Identification Number)

                            170 CROSSWAYS PARK DRIVE
                            WOODBURY, NEW YORK 11797
                                 (516) 677-7200
                    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                                 KOBI ALEXANDER
                Chairman of the Board and Chief Executive Officer
                          c/o Comverse Technology, Inc.
                            170 Crossways Park Drive
                            Woodbury, New York 11797
                                 (516) 677-7200
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                     --------------------------------------
                                   Copies to:

            PAUL L. ROBINSON, ESQ.                    JEFFREY NADLER, ESQ.
        C/O COMVERSE TECHNOLOGY, INC.              WEIL, GOTSHAL & MANGES LLP
           170 CROSSWAYS PARK DRIVE                     767 FIFTH AVENUE
           WOODBURY, NEW YORK 11797                 NEW YORK, NEW YORK 10153
             (516) 677-7200                             (212) 310-8000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     At such time or times after the Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE
====================================== ====================== =================== =========================== ======================
         TITLE OF EACH CLASS OF            AMOUNTS TO BE       PROPOSED MAXIMUM        PROPOSED MAXIMUM            AMOUNT OF
      SECURITIES TO BE REGISTERED           REGISTERED          OFFERING PRICE     AGGREGATE OFFERING PRICE(1)  REGISTRATION FEE(2)
                                                                PER SECURITY(1)
-------------------------------------- ---------------------- ------------------- --------------------------- ----------------------
Zero Yield Puttable Securities (ZYPS)      $420,000,000              100%               $420,000,000               $33,978(2) (3)
due May 15, 2023......................
-------------------------------------- ---------------------- ------------------- --------------------------- ----------------------
Common Stock, par value $.10 per
share.................................   23,366,574 shares(4)           --                     --
                                                                                                                      (5)
====================================== ====================== =================== =========================== ======================




(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(i) under the Securities Act of 1933 and exclusive of accrued interest, if any.

(2) The amount of registration fee, calculated in accordance with Section 6(b) of the Securities Act of 1933 and Rule 457(i) promulgated thereunder, is .0000809 of the maximum offering price at which the Zero Yield Puttable Securities (ZYPS) due May 15, 2023 registered pursuant to this Registration Statement are proposed to be offered.

(3)  Previously paid.

(4) Such number represents the number of shares of Common Stock as are initially issuable upon conversion of the Zero Yield Puttable Securities
     (ZYPS) due May 15, 2023 registered hereby. This Registration Statement also covers such indeterminate number of additional shares of Common Stock that may be issuable upon conversion of the Zero Yield Puttable Securities
     (ZYPS) due May 15, 2023 in accordance with the anti-dilution provision thereof.

(5) Under Rule 457(i), no fee is payable with respect to the Common Stock issuable upon conversion of the Zero Yield Puttable Securities (ZYPS) due May 15, 2023.



          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                   Subject to completion, dated August 8, 2003

                                   PROSPECTUS

                                  $420,000,000

                            COMVERSE TECHNOLOGY, INC.

             Zero Yield Puttable Securities (ZYPS) due May 15, 2023
                  initially convertible into 23,366,574 shares
                    of Common Stock, par value $.10 per share

                              ---------------------

           This prospectus relates to our Zero Yield Puttable Securities due May 15, 2023, or ZYPS, and 23,366,574 shares of our common stock.

           The ZYPS do not bear interest. The ZYPS will mature on May 15, 2023. We may redeem some or all of the ZYPS on or after May 15, 2008.

           Shares of our common stock are quoted on the Nasdaq National Market under the symbol "CMVT." The last reported sale price of the shares on August 7, 2003 was $13.62 per share.



YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 6 BEFORE MAKING A DECISION TO PURCHASE OUR SECURITIES.

                                 ---------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 ---------------

                     The date of this prospectus is         , 2003.

           YOU SHOULD ONLY RELY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE COMMON STOCK IS NOT BEING OFFERED IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF SUCH DOCUMENT.

                                 --------------

                                TABLE OF CONTENTS


                                                                                                                           PAGE
                                                                                                                           ----
ABOUT THIS PROSPECTUS.......................................................................................................ii

WHERE YOU CAN FIND MORE INFORMATION.........................................................................................ii

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............................................................................ii

FORWARD-LOOKING STATEMENTS.................................................................................................iii

ABOUT US.....................................................................................................................1

RISK FACTORS.................................................................................................................6

USE OF PROCEEDS.............................................................................................................14

RATIO OF EARNINGS TO FIXED CHARGES..........................................................................................14

PRICE RANGE OF COMMON STOCK.................................................................................................14

DIVIDEND POLICY.............................................................................................................15

DESCRIPTION OF THE ZYPS.....................................................................................................16

DESCRIPTION OF CAPITAL STOCK................................................................................................29

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS.....................................................................31

SELLING HOLDERS.............................................................................................................36

PLAN OF DISTRIBUTION........................................................................................................43

LEGAL MATTERS...............................................................................................................44

EXPERTS.....................................................................................................................44




Whenever we refer to "CTI" we are referring to Comverse Technology, Inc., a New York corporation. Whenever we refer to the "Company" or to "us," or use the terms "we" or "our" in this prospectus, we are referring to CTI, including its directly or indirectly owned subsidiaries.

                              ABOUT THIS PROSPECTUS

           This prospectus is a part of a registration statement that we have filed with the Securities and Exchange Commission, or the Commission, utilizing a "shelf registration" process. You should read this prospectus and any supplement together with additional information described under "Where You Can Find More Information" and the information we incorporate by reference in this prospectus described under the heading "Incorporation of Certain Documents by Reference."

                       WHERE YOU CAN FIND MORE INFORMATION

           We file annual, quarterly and special reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended, or the Exchange Act, with the Commission. You may read and copy any document we file at the Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the Commission at 1-800-SEC-0330 for further information on operation of the public reference room. Our filings are also available to the public from the Commission's web site at: http://www.sec.gov. Our Internet address is www.cmvt.com. The information contained on our website is not included as a part of, or incorporated by reference into, this prospectus. We make available, free of charge, on our Internet website, our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we have electronically filed such material with, or furnished it to, the Commission.

           We have filed with the Commission a registration statement and related exhibits on Form S-3 under the Securities Act of 1933, as amended, or the Securities Act. This prospectus, which constitutes a part of the registration statement, does not include all the information contained in the registration statement and its exhibits. For further information with respect to us and our common stock, you should consult the registration statement and its exhibits. Statements contained in this prospectus concerning the provisions of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to that exhibit for a more complete description of the matter involved, and each statement is deemed qualified in its entirety to that reference. The registration statement, including exhibits filed as a part of the registration statement or any amendment to the registration statement, are available for inspection and copying at the Commission's public reference facilities listed above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

           We incorporate by reference information that we have filed with the Commission. This means that we disclose important information to you by referring you to those documents. Any information we incorporate in this manner is considered part of this prospectus. Any information we file with the Commission after the date of this prospectus and until this offering is completed will automatically update and supersede the information contained in this prospectus.

           We incorporate by reference the following documents that we have filed with the Commission and any filings that we will make with the Commission in the future under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is terminated:

     o    Annual Report on Form 10-K for the year ended January 31, 2003;

     o    Amended Annual Report on Form 10-K/A for the year ended January 31,
          2003;

     o    Quarterly Report on Form 10-Q for the quarter ended April 30, 2003;
          and

     o Description of our common stock contained in our registration statement on Form 8-A filed with the Commission on March 17, 1987, as amended.

           We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for copies should be directed to: Comverse Technology, Inc., Attention: Vice President, Corporate and Marketing Communications, 170 Crossways Park Drive, Woodbury, NY 11797, telephone (516) 677-7200.

                           FORWARD-LOOKING STATEMENTS

           This prospectus and the documents that we incorporate by reference, may contain certain statements that we believe are, or may be considered to be, forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We generally indicate these statements by words or phrases such as "anticipate," "estimate," "plan," "expect," "believe," "intend," "foresee" and similar words or phrases. These statements discuss, among other things, expected growth, domestic and international development and expansion strategy, and future performance. All of these forward-looking statements are subject to risks, uncertainties and assumptions, which we describe under the caption "Risk Factors" or in the documents we incorporate by reference. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this prospectus, the applicable prospectus supplement or the relevant incorporated document are made only as of the date of this prospectus, the applicable prospectus supplement or the relevant incorporated document, as the case may be, and, except as required by law, we undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.

                                    ABOUT US

       This summary highlights some of the information in this prospectus. Because this is only a summary, it does not contain all the information about us that may be important to you. You should read the more detailed information and the financial statements and related notes which are incorporated by reference in this prospectus. All references in this prospectus to CTI mean Comverse Technology, Inc. and references to the "Company," "we," "us," or "our" mean CTI, including its directly and indirectly owned subsidiaries.

                            COMVERSE TECHNOLOGY, INC.

       We design, develop, manufacture, market and support systems and software for multimedia communications and information processing applications. Our products are used in a broad range of applications by wireless and wireline telecommunications network operators and service providers, call centers, financial institutions, and other government, public and commercial organizations worldwide.

       Through our subsidiary, Comverse, Inc., or Comverse, we provide enhanced services products that enable telecommunications service providers, or TSPs, to offer a variety of revenue and traffic generating services accessible to large numbers of simultaneous users. These services include a broad range of messaging, information distribution and personal communications services, such as call answering with one-touch call return, voicemail, unified messaging (voice, fax, text, multimedia content and email in a single mailbox, media conversion such as email to voice and visual mailbox presentation), prepaid wireless calling services, wireless data and Internet-based services such as short messaging services, or SMS, wireless information and entertainment services, multimedia messaging services, or MMS, wireless instant messaging, interactive voice response, or IVR, and voice portal services, which are part of a voice-controlled portfolio of services such as voice dialing, voice-controlled messaging, and other applications.

       Through our subsidiary, Verint Systems Inc., or Verint, we provide analytic software-based solutions for communications interception, digital video security and surveillance, and enterprise business intelligence. Verint's software generates actionable intelligence through the collection, retention and analysis of voice, fax, video, email, Internet and data transmissions from multiple types of communications networks. The digital security and surveillance market consists primarily of communications interception by law enforcement and other government agencies and digital video security utilized by government agencies and public and private organizations. The enterprise business intelligence market consists primarily of solutions targeting enterprises that rely on contact centers for voice, email and Internet interactions with their customers. Additionally, an emerging segment of enterprise business intelligence utilizes digital video information to allow enterprises and institutions to enhance their operations, processes and performance. Verint sells its enterprise business intelligence solutions to contact center service bureaus, financial institutions, retailers, utilities, communications service providers, manufacturers and other enterprises. Verint had an initial public offering of its common stock in May 2002, and its common stock is listed on the Nasdaq National Market System under the symbol "VRNT." CTI held approximately 78.1% of Verint's outstanding common stock as of April 30, 2003.

       Through our subsidiary, Ulticom, Inc., or Ulticom, we provide service enabling signaling software for wireline, wireless and Internet communications. Ulticom's Signalware call control products interconnect the complex circuit switching, database and messaging systems and manage vital number, routing and billing information that form the backbone of today's public telecommunications networks. Ulticom's products are used by equipment manufacturers, application developers and communications service providers to deploy revenue generating infrastructure, enhanced and mandated services such as global roaming, voice and text messaging, prepaid calling and location-based services. Signalware products also are embedded in a range of packet softswitching products to interoperate or converge voice and data networks and facilitate services such as voice-over-IP, or VoIP, and Internet offload. Ulticom had an initial public offering of its common stock in April 2000, and its common stock is listed on the Nasdaq National Market System under the symbol "ULCM." CTI held approximately 71.5% of Ulticom's outstanding common stock as of April 30, 2003.

       We market other telecommunications products and services, including products that are integrated with our systems and products that work in combination with other systems to provide advanced telecommunications services, such as automatic call distribution and messaging systems for telephone answering service bureaus, and intelligent Internet Protocol, or IP, gateways for wireless roaming. We also engage in venture capital investment and capital market activities for our own account.

       CTI was incorporated in New York in October 1984. Our headquarters are located at 170 Crossways Park Drive, Woodbury, New York 11797, and our telephone number is (516) 677-7200. For additional information relating to our business, operations, properties, certain acquisitions and other matters, see the documents referred to under "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference."

                                    THE ZYPS


Issuer ...................... Comverse Technology, Inc.



Securities Offered .......... $420 million in aggregate principal amount of ZYPS due May 15, 2023. This prospectus also relates to 23,366,574 shares of Common Stock issuable upon conversion of the ZYPS. The ZYPS were issued by us and sold on May 7, 2003 and May 28, 2003, by Lehman Brothers Inc. to Qualified Institutional Buyers (as defined under Rule 144 under the Securities Act of 1933, as amended).


Maturity .................... May 15, 2023.

Interest Rate ............... 0%

Conversion Right ............ The ZYPS are convertible, at the option of their holder, into shares of our common stock prior to the close of business on their stated maturity date under any of the following circumstances:


                              o         during any fiscal quarter, if the
                                        closing sale price per share of our
                                        common stock for a period of at least 20
                                        consecutive trading days during the 30
                                        consecutive trading-day period ending on the last trading day of the preceding fiscal quarter is more than 120% of the conversion price per share in effect on that thirtieth day;

                              o on or before May 15, 2018, during the five business-day period following any 10 consecutive trading-day period in which the daily average trading price for the ZYPS for that 10 trading-day period was less than 105% of the average conversion value (as described in this prospectus) for the ZYPS during that period;

                              o during any period, following the date on which the credit rating assigned to the ZYPS by Standard & Poor's Rating Services (or any successors thereto) is lower than "B-" (or its successive equivalent) or upon the withdrawal or suspension by Standard & Poor's, at our request, of the rating assigned to the ZYPS;

                              o         if we have called the ZYPS for
                                        redemption; or

                              o         upon the occurrence of specified
                                        corporate transactions described below
                                        under "Description of the
                                        ZYPS--Conversion Rights."

                              The conversion rate initially equals 55.6347 shares of our common stock per $1,000 principal amount of ZYPS. This represents an initial conversion price of approximately $17.97 per share of common stock. The conversion rate (and the conversion price) may be adjusted under certain circumstances. ZYPS called for redemption may be surrendered for conversion prior to the close of business on the second business day preceding the redemption date. See "Description of the ZYPS--Conversion Rights."



Optional Redemption by CTI .. We may not redeem the ZYPS prior to May 15, 2008.
                              On or after May 15, 2008, we may redeem some or all of the ZYPS for cash at a redemption price equal to 100% of the principal amount of the ZYPS.

Optional Repurchase
Rights of Holders ........... Holders may require us to repurchase for cash, all or a portion of their ZYPS on each of May 15, 2008, May 15, 2013 and May 15, 2018 at 100% of
                              their principal amount. See "Description of the ZYPS--Repurchase at Option of Holders--Optional Put."

Designated Event Repurchase Right of
Holders...................... If a designated event occurs, holders may require us to repurchase all or a portion of their ZYPS for cash. A "designated event" is defined in the indenture relating to the ZYPS to mean either a "change in control" or a "termination of trading." When we refer to the terms "designated event," "change in control" and "termination of trading," we refer to these terms as defined under the indenture. These definitions could be found in "Description of the ZYPS-Repurchase at Option of Holders-Designated Event Put."

                              Upon the occurrence of a designated event which is a change in control, instead of paying the repurchase price in cash, we may pay the repurchase price, in whole or in part, in common stock. In each such case, we will pay a repurchase price equal to 100% of the principal amount of the ZYPS. However, we may not pay the repurchase price in common stock unless we satisfy certain conditions. For a more detailed description of the repurchase right, see "Description of the ZYPS--Repurchase at Option of Holders--Designated Event Put."

                              In the event of a repurchase of ZYPS in exchange for common stock, in whole or in part, the number of shares of common stock will equal to the purchase price (or its portion to be repurchased in common stock), divided by 95% of the average of the closing sale prices for the five consecutive trading days ending on and including the third trading day prior to the repurchase date. No fractional shares of common stock will be issued upon a repurchase of the ZYPS. In lieu of fractional shares of common stock, holders will receive cash at the current market value of the fractional shares.


Ranking ..................... The ZYPS are our unsecured senior obligations, ranking equal in right of payment with all of our existing and future unsecured senior indebtedness, including our 1.50% Convertible Senior Debentures due 2005. The ZYPS are our exclusive obligations and are, in effect, subordinated to all existing and future obligations of our subsidiaries. The ZYPS are senior in right of payment to all of our future subordinated indebtedness. As of April 30, 2003, we had approximately $346.3 million of outstanding convertible senior indebtedness, no subordinated indebtedness and our consolidated subsidiaries had outstanding aggregate liabilities of approximately $313.5 million.

Form, Denomination
and Registration ............ The ZYPS were issued in fully registered form. The
                              ZYPS will initially be issued in minimum denominations of $1,000.

                              The ZYPS are represented by one or more global ZYPS, in fully registered form, deposited with a custodian for and registered in the name of Cede & Co., a nominee of Depositary Trust Company ("DTC"). Beneficial interests in the global ZYPS are shown on, and transfers will be effected only through, records maintained by DTC and its participants.


Registration Rights.......... We and Lehman Brothers Inc., the initial purchaser of the ZYPS, entered into a registration rights agreement, dated as of May 7, 2003, pursuant to which we filed with the Securities and Exchange Commission, a registration statement on Form S-3, of which this prospectus is a part, covering the resale of the ZYPS and the common stock issuable upon conversion of the ZYPS, and we agreed to use our reasonable efforts to cause the registration statement to become effective, within 180 days after the initial issuance of the ZYPS.

                              We also agreed to keep the shelf registration statement effective until the earlier of:

                              o         May 28, 2005; and

                              o the date when the holders of the ZYPS and the common stock issuable upon conversion of the ZYPS are able to sell all such securities immediately pursuant to Rule 144(k) under the Securities Act.


Use of Proceeds.............. The selling holders will receive all of the proceeds from the ZYPS and the common stock sold pursuant to this prospectus and we will receive none of such proceeds.


Nasdaq National Market
Symbol for our Common Stock.. Our common stock is traded on the Nasdaq National
                              Market under the symbol "CMVT."





                       RATIO OF EARNINGS TO FIXED CHARGES

           The following table sets forth the ratio of earnings to fixed charges for the fiscal years ended January 31, 1999, 2000, 2001, 2002 and 2003 and the three months ended April 30, 2003:


                                                               YEAR ENDED JANUARY 31,
                                               -----------------------------------------------------  THREE MONTHS ENDED
                                               1999(1)    2000(1)       2001       2002       2003        APRIL 30,
                                               -------   --------      ------     ------     ------      ----------
Ratio of earnings to fixed charges (2)....      6.5x       7.7x         9.5x       2.8x       n.a.(3)      n.a.(4)



__________________________
(1) Includes the results of Loronix Information Systems, Inc., or "Loronix," for its fiscal year ended December 31. Loronix was merged into our company in July 2000 and was accounted for pursuant to the pooling of interests method.

(2) For purposes of computing the ratio of earnings to fixed charges (i) earnings consist of consolidated pre-tax income before adjustment for minority interests in consolidated subsidiaries and income or loss from equity investees plus fixed charges and (ii) fixed charges consist of interest expense, amortization of debt issuance cost and the portion of rent expense deemed by us to be representative of the interest component.

(3) In 2003, our earnings were insufficient to cover fixed charges by approximately $123.8 million.

(4) In the three months ended April 30, 2003, our earnings were insufficient to cover fixed charges by approximately $3.0 million.

                                  RISK FACTORS

       Before purchasing any securities, you should carefully consider the following risk factors in addition to the other information contained and incorporated by reference in this prospectus. Certain statements in this prospectus and in documents incorporated by reference in this prospectus are forward-looking and are identified by the use of forward-looking words or phrases such as "plan," "planned," "intend," "intended," "will be positioned," "expect," is or are "expected," "anticipate" and "anticipated." These forward-looking statements reflect only our current expectations. To the extent any of the information contained or incorporated by reference in this prospectus constitutes a "forward-looking statement" as defined in Section 27A(i)(1) of the Securities Act, the following risk factors are cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statement.

CONTINUING ADVERSE CONDITIONS IN THE TELECOMMUNICATIONS INDUSTRY HAVE HARMED AND MAY CONTINUE TO HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

       We derive the majority of our revenue from the telecommunications industry, which continues to face an unprecedented recession. This has resulted in a significant reduction of capital expenditures made by telecommunications service providers, or TSPs. Our operating results and financial condition have been, and will continue to be, adversely affected by the severe decline in technology purchases and capital expenditures by TSPs worldwide. Consequently, our operating results have deteriorated significantly in recent periods and may continue to deteriorate in future periods if such conditions remain in effect. For these reasons and the risk factors outlined below, it has been and continues to be very difficult for us to accurately forecast future revenues and operating results.

       Our business is particularly dependent on the strength of the telecommunications industry. The telecommunications industry, including us, have been negatively affected by, among other factors, the high costs and large debt positions incurred by some TSPs to expand capacity and enable the provision of future services (and the corresponding risks associated with the development, marketing and adoption of these services as discussed below), including the cost of acquisitions of licenses to provide broadband services and reductions in TSPs' actual and projected revenues and deterioration in their actual and projected operating results. Accordingly, TSPs, including our customers, have significantly reduced their actual and planned expenditures to expand or replace equipment and delayed and reduced the deployment of services. A number of TSPs, including certain customers of ours, also have indicated the existence of conditions of excess capacity in certain markets.

       In addition, certain TSPs have delayed the planned introduction of new services, such as broadband mobile telephone services, that would be supported by certain of our products. Certain of our customers also have implemented changes in procurement practices and procedures, including limitations on purchases in anticipation of estimated future capacity requirements, and in the management and use of their networks, that have reduced our sales, which also has made it very difficult for us to project future sales. The continuation and/or exacerbation of these negative trends will have an adverse effect on our future results. In addition to loss of revenue, weakness in the telecommunications industry has affected and will continue to affect our business by increasing the risks of credit or business failures of suppliers, customers or distributors, by customer requirements for vendor financing and longer payment terms, by delays and defaults in customer or distributor payments, and by price reductions instituted by competitors to retain or acquire market share.

       Our current plan of operations is predicated in part on a recovery in capital expenditures by our customers. In the absence of such improvement, we would experience further deterioration in our operating results, and may determine to modify our plan for future operations accordingly, which may include, among other things, additional reductions in our workforce.

OUR BUSINESS IS VULNERABLE TO RISKS ASSOCIATED WITH THE SALE OF LARGE, COMPLEX, HIGH CAPACITY SYSTEMS.

       Our products involve sophisticated hardware and software technology that performs critical functions to highly demanding standards. We cannot assure you that our current or future products will not develop operational problems, which could have a material adverse effect on us.

BECAUSE THE MARKET FOR OUR PRODUCTS IS CHARACTERIZED BY RAPIDLY CHANGING TECHNOLOGY, OUR CONTINUED SUCCESS DEPENDS ON OUR ABILITY TO ENHANCE OUR EXISTING PRODUCTS AND TO INTRODUCE NEW PRODUCTS ON A TIMELY AND COST-EFFECTIVE BASIS.

       The telecommunications industry is subject to rapid technological change. The introduction of new technologies in the telecommunications market, including the delay in the adoption of such new technologies, and new alternatives for the delivery of services are having, and can be expected to continue to have, a profound effect on competitive conditions in the market and the success of market participants, including us. In addition, some of our products, such as voicemail, may experience a decline in usage as a result of the introduction of new technologies and the adoption and increased use of existing technologies, which may include enhanced areas of coverage for mobile telephones and Caller ID type services. Our continued success will depend on our ability to correctly anticipate technological trends in our industries, to react quickly and effectively to such trends and to enhance our existing products and to introduce new products on a timely and cost-effective basis. As a result, the life cycle of our products is difficult to estimate. Our new product offerings may not properly integrate into existing platforms and the failure of new product offerings to be accepted by the market could have a material adverse effect on our business, results of operations, and financial condition. In addition, changing industry and market conditions may dictate strategic decisions to restructure some business units and discontinue others. Discontinuing a business unit or product line may result in us recording accrued liabilities for special charges, such as costs associated with a reduction in workforce. These strategic decisions could result in changes to determinations regarding a product's useful life and the recoverability of the carrying basis of certain assets.

WE DEPEND ON A LIMITED NUMBER OF SUPPLIERS AND MANUFACTURERS FOR CERTAIN COMPONENTS AND ARE EXPOSED TO THE RISK THAT THESE SUPPLIERS AND MANUFACTURERS WILL NOT BE ABLE TO FILL OUR ORDERS ON A TIMELY BASIS AND AT THE SPECIFICATIONS WE REQUIRE.

       We rely on a limited number of suppliers and manufacturers for specific components and may not be able to find alternate manufacturers that meet our requirements and existing or alternative sources may not be available on favorable terms and conditions. Thus, if there is a shortage of supply for these components, we may experience an interruption in our product supply. In addition, loss of third party software licensing could materially and adversely affect our business, financial condition and results of operations.

OUR BUSINESS CAN BE SERIOUSLY AFFECTED BY CHANGES IN THE COMPETITIVE OR REGULATORY ENVIRONMENT IN THE TELECOMMUNICATIONS INDUSTRY WORLDWIDE.

       The telecommunications industry continues to undergo significant change as a result of deregulation and privatization worldwide, reducing restrictions on competition in the industry. Unforeseen changes in the regulatory environment also may have an impact on our revenues and/or costs in any given part of the world. The worldwide enhanced services solutions, or ESS, system industry is already highly competitive and we expect competition to intensify. We believe that existing competitors will continue to present substantial competition, and that other companies, many with considerably greater financial, marketing and sales resources than us, may enter the ESS system markets. Moreover, as we enter into new markets as a result of our own research and development efforts or acquisitions, we are likely to encounter new competitors.

BECAUSE A SIGNIFICANT AMOUNT OF OUR SALES ARE MADE TO GOVERNMENT ENTITIES, WE ARE VULNERABLE TO RISKS ASSOCIATED WITH GOVERNMENT BUSINESS.

       The market for our digital security and surveillance and enterprise business intelligence products in the past has been affected by weakness in general economic conditions, delays or reductions in customers' purchases of capital equipment and uncertainties relating to government expenditure programs. Our business generated from government contracts may be adversely affected if:
(i) our reputation or relationship with government agencies is impaired, (ii) we are suspended or otherwise prohibited from contracting with a domestic or foreign government or any significant law enforcement agency, (iii) levels of government expenditures and authorizations for law enforcement and security related programs decrease, remain constant or shift to programs in areas where we do not provide products and services, (iv) we are prevented from entering into new government contracts or extending existing government contracts based on violations or suspected violations of procurement laws or regulations, (v) we are not granted security clearances required to sell products to domestic or foreign governments or such security clearances are revoked, or (vi) there is a change in government procurement procedures. Competitive conditions in this sector also have been affected by the increasing use by certain potential customers of their own internal development resources rather than outside vendors to provide certain technical solutions. In addition, a number of established government contractors, particularly developers and integrators of technology products, have taken steps to redirect their marketing strategies and product plans in reaction to cut-backs in their traditional areas of focus, resulting in an increase in the number of competitors and the range of products offered in response to particular requests for proposals.

WE ARE EXPOSED TO RISKS ASSOCIATED WITH THE SALE OF LARGE SYSTEMS AND LARGE INSTALLATIONS.

       We have historically derived a significant portion of our sales and operating profit from contracts for large system installations with major customers. We continue to emphasize large capacity systems in our product development and marketing strategies. Contracts for large installations typically involve a lengthy and complex bidding and selection process, and our ability to obtain particular contracts is inherently difficult to predict. The timing and scope of these opportunities and the pricing and margins associated with any eventual contract award are difficult to forecast, and may vary substantially from transaction to transaction. Our future operating results may accordingly exhibit a higher degree of volatility than the operating results of other companies in our industries that have adopted different strategies, and also may be more volatile than we have experienced in prior periods. The degree of our dependence on large system orders, and the investment required to enable us to perform such orders, without assurance of continuing order flow from the same customers and predictability of gross margins on any future orders, increase the risk associated with our business. Our gross margins also may be adversely affected by increases in material or labor costs, obsolescence charges, price competition and changes in channels of distribution or in the mix of products sold.

GEOPOLITICAL, MILITARY, HEALTH AND ECONOMIC CONDITIONS IN COUNTRIES IN WHICH WE OPERATE MAY ADVERSELY AFFECT OUR BUSINESS AND OPERATING RESULTS.

       Geopolitical, military, health and economic conditions could directly affect our operations. The continued threat of terrorism and heightened security and military action in response to this threat, or any future acts of terrorism, may cause disruptions to our business. To the extent that such disruptions result in delays or cancellations of customer orders, or the manufacture or shipment of our products, our business, operating results and financial condition could be materially and adversely affected. More recently, the U.S. military involvement in overseas operations could have a material adverse effect on our business, results of operations, and financial condition. The recent outbreak of severe acute respiratory syndrome, or SARS, has curtailed travel to and from certain countries (primarily in the Asia-Pacific region). Continued or additional restrictions on travel to and from these and other regions on account of SARS could have a material adverse effect on our business, results of operations and financial condition.

A SIGNIFICANT PORTION OF OUR OPERATIONS IS LOCATED IN ISRAEL.

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a significant increase in violence, primarily in the West Bank and Gaza Strip, and more recently Israel has experienced terrorist incidents within its borders. During this period, peace negotiations between Israel and representatives of the Palestinian Authority have been sporadic and currently are uncertain. We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a significant downturn in the economic or financial condition of Israel. In addition, the sale of products manufactured in Israel may be adversely affected in certain countries by restrictive laws, policies or practices directed toward Israel or companies having operations in Israel. The continuation or exacerbation of violence in Israel or the outbreak of violent conflicts involving Israel may impede our ability to sell our products or otherwise adversely affect us. In addition, many of our employees in Israel are required to perform annual compulsory military service in Israel and are subject to being called to active duty at any time under emergency circumstances. The absence of these employees may have an adverse effect on our operations.

       Our costs of operations have at times been affected by changes in the cost of our operations in Israel, resulting from changes in the value of the Israeli shekel relative to the United States dollar, which for certain periods had a negative impact, and from difficulties in attracting and retaining qualified scientific, engineering and technical personnel in Israel, where the availability of such personnel has at times been severely limited. Changes in these cost factors have from time to time been significant and difficult to predict, and could in the future have a material adverse effect on our results of operations.

THE ISRAELI GOVERNMENT PROGRAMS AND TAX BENEFITS THAT WE CURRENTLY RECEIVE REQUIRE US TO MEET SEVERAL CONDITIONS AND MAY BE TERMINATED OR REDUCED IN THE FUTURE.

       Our historical operating results reflect substantial benefits received from programs sponsored by the Israeli government for the support of research and development, as well as tax moratoriums and favorable tax rates associated with investments in approved projects ("Approved Enterprises") in Israel. Some of these programs and tax benefits have ceased and others may not be continued in the future and the availability of such benefits to us may be affected by a number of factors, including budgetary constraints resulting from adverse economic conditions, government policies and our ability to satisfy eligibility criteria.

       The Israeli government has reduced the benefits available under some of these programs in recent years, and Israeli government authorities have indicated that the government may further reduce or eliminate some of these benefits in the future. We have regularly participated in a conditional grant program administered by the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel, or OCS, under which it has received significant benefits through reimbursement of up to 50% of qualified research and development expenditures. Verint currently pays royalties, of between 3% and 5% (or 6% under certain circumstances) of associated product revenues (including service and other related revenues) to the Government of Israel for repayment of benefits received under this program. Such royalty payments by Verint are currently required to be made until the government has been reimbursed the amounts received by us plus, for amounts received under projects approved by the OCS after January 1, 1999, interest on such amount at a rate equal to the 12-month LIBOR rate in effect on January 1 of the year in which approval is obtained. During fiscal 2001, CTI entered into an arrangement with the OCS whereby CTI agreed to pay a lump sum royalty amount for all past amounts received from the OCS. In addition, CTI began to receive lower amounts from the OCS than it had historically received, but will not have to pay royalty amounts on such grants. The amount of reimbursement we received under this program has been reduced significantly, and we do not expect to receive significant reimbursement under this program in the future. In addition, permission from the Government of Israel is required for us to manufacture outside of Israel products resulting from research and development activities funded under these programs, or to transfer outside of Israel related technology rights. In order to obtain such permission, we may be required to increase the royalties to the applicable funding agencies and/or repay certain amounts received as reimbursement of research and development costs. The continued reduction in the benefits received by us under the program, or the termination of our eligibility to receive these benefits at all in the future, could adversely affect our operating results.

       Our overall effective tax rate benefits from the tax moratorium provided by the Government of Israel for Approved Enterprises undertaken in that country. Our effective tax rate may increase in the future due to, among other factors, the increased proportion of our taxable income associated with activities in higher tax jurisdictions, and by the relative ages of our eligible investments in Israel. The tax moratorium on income from our Approved Enterprise investments made prior to 1997 is four years, whereas subsequent Approved Enterprise projects are eligible for a moratorium of only two years. Reduced tax rates apply in each case for certain periods thereafter. To be eligible for these tax benefits, we must continue to meet conditions, including making specified investments in fixed assets and financing a percentage of investments with share capital. If we fail to meet such conditions in the future, the tax benefits would be canceled and we could be required to refund the tax benefits already received. Israeli authorities have indicated that additional limitations on the tax benefits associated with Approved Enterprise projects may be imposed for certain categories of taxpayers, which would include us. If further changes in the law or government policies regarding those programs were to result in their termination or adverse modification, or if we were to become unable to participate in, or take advantage of, those programs, the cost of our operations in Israel would increase and there could be a material adverse effect on our results of operations and financial condition.

OUR FUTURE SUCCESS DEPENDS ON OUR EXISTING KEY PERSONNEL, THE LOSS OF WHOM COULD ADVERSELY IMPACT OUR BUSINESS AND OPERATING RESULTS.

       Our success is dependent on recruiting and retaining key management and highly skilled technical, managerial, sales, and marketing personnel. The market for highly skilled personnel remains very competitive despite the current economic conditions. Our ability to attract and retain employees also may be affected by recent cost control actions, including reductions in our workforce and the associated reorganization of operations.

THE OCCURRENCE OR PERCEPTION OF SECURITY BREACHES WITHIN OUR SECURITY SYSTEMS COULD HARM OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS.

       While we implement sophisticated security measures, third parties may attempt to breach our security through computer viruses, electronic break-ins and other disruptions. If successful, confidential information, including passwords, financial information, or other personal information may be improperly obtained and we may be subject to lawsuits and other liability. Even if we are not held liable, a security breach could harm our reputation, and even the perception of security risks, whether or not valid, could inhibit market acceptance of our products.

WE HAVE SIGNIFICANT INTERNATIONAL SALES, WHICH SUBJECTS US TO RISKS INHERENT TO FOREIGN OPERATIONS.

       We currently derive a significant portion of our total sales from customers outside of the United States. International transactions involve particular risks, including political decisions affecting tariffs and trade conditions, rapid and unforeseen changes in economic conditions in individual countries, turbulence in foreign currency and credit markets, and increased costs resulting from lack of proximity to the customer. We are required to obtain export licenses and other authorizations from applicable governmental authorities for certain countries within which we conduct business. The failure to receive any required license or authorization would hinder our ability to sell our products and could adversely affect our business, results of operations and financial condition. In addition, legal uncertainties regarding liability, compliance with local laws and regulations, labor laws, employee benefits, currency restrictions, difficulty in accounts receivable collection, longer collection periods and other requirements may have a negative impact on our operating results.

       Volatility in international currency exchange rates may have a significant impact on our operating results. We have, and anticipate that we will continue to receive, contracts denominated in foreign currencies, particularly the euro. As a result of the unpredictable timing of purchase orders and payments under such contracts and other factors, it is often not practicable for us to effectively hedge the risk of significant changes in currency rates during the contract period. We may experience risk associated with the failure to hedge the exchange rate risks associated with contracts denominated in foreign currencies and our operating results have been negatively impacted for certain periods and recently have been positively impacted and may continue to be affected to a material extent by the impact of currency fluctuations. Operating results may also be affected by the cost of such hedging activities that we do undertake.

THIRD PARTIES MAY INFRINGE UPON OUR PROPRIETARY TECHNOLOGY AND WE MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

       While we generally require employees, independent contractors and consultants to execute non-competition and confidentiality agreements, our intellectual property or proprietary rights could be infringed or misappropriated, which could result in expensive and protracted litigation. We rely on a combination of patent, copyright, trade secret and trademark law to protect our technology. Despite our efforts to protect our intellectual property and proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Effectively policing the unauthorized use of our products is time-consuming and costly, and there can be no assurance that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where in many instances the local laws or legal systems do not offer the same level of protection as in the United States.

       If others claim that our product infringes their intellectual property rights, we may be forced to seek expensive licenses, reengineer our products, engage in expensive and time-consuming litigation or stop marketing our products. We attempt to avoid infringing known proprietary rights of third parties in our product development efforts. We do not regularly conduct comprehensive patent searches to determine whether the technology used in our products infringes patents held by third parties, however. There are many issued patents as well as patent applications in the fields in which we are engaged. Because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our software and products. If we were to discover that our products violated or potentially violated third-party proprietary rights, we might not be able to obtain licenses to continue offering those products without substantial reengineering. Any reengineering effort may not be successful, nor can we be certain that any licenses would be available on commercially reasonable terms.

       Substantial litigation regarding intellectual property rights exists in technology related industries, and we expect that our products may be increasingly subject to third-party infringement claims as the number of competitors in our industry segments grows and the functionality of software products in different industry segments overlaps. In addition, we have agreed to indemnify certain customers in certain situations should it be determined that our products infringe on the proprietary rights of third parties. Any third-party infringement claims could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product and service delays or require us to enter into royalty or licensing agreements. Any royalty or licensing arrangements, if required, may not be available on terms acceptable to us, if at all. A successful claim of infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition and results of operations.

       We hold a large proportion of our net assets in cash equivalents and short-term investments, including a variety of public and private debt and equity instruments, and have made significant venture capital investments, both directly and through private investment funds. Such investments subject us to the risks inherent in the capital markets generally, and to the performance of other businesses over which we have no direct control. Given the relatively high proportion of our liquid assets relative to our overall size, the results of our operations are materially affected by the results of our capital management and investment activities and the risks associated with those activities. Declines in the public equity markets have caused, and may be expected to continue to cause, us to experience realized and unrealized investment losses. In addition, reduction in prevailing interest rates due to economic conditions or government policies has had and may continue to have an adverse impact on our results of operations.

       The severe decline in the public trading prices of equity securities, particularly in the technology and telecommunications sectors, and corresponding decline in values of privately-held companies and venture capital funds in which we have invested, have, and may continue to have, an adverse impact on our financial results. We have in the past benefited from the long-term rise in the public trading price for our shares in various ways, including our ability to use equity incentive arrangements as a means of attracting and retaining the highly qualified employees necessary for the growth of our business and our ability to raise capital on relatively attractive conditions. The decline in the price of our shares, and the overall decline in equity prices generally, and in the shares of technology companies in particular, can be expected to make it more difficult for us to significantly rely on equity incentive arrangements as a means to recruit and retain talented employees.

WE MAY PURSUE MERGERS AND ACQUISITIONS AND STRATEGIC INVESTMENTS THAT PRESENT RISKS AND MAY NOT BE SUCCESSFUL.

       We intend to continue to make significant investments in our business, and to examine opportunities for growth through acquisitions and strategic investments. These activities may involve significant expenditures and obligations that cannot readily be curtailed or reduced if anticipated demand for the associated products does not materialize or is delayed. The impact of these decisions on future financial results cannot be predicated with assurance, and our commitment to growth may increase our vulnerability to downturns in our markets, technology changes and shifts in competitive conditions. We also may not be able to identify future suitable merger or acquisition candidates, and even if we do identify suitable candidates, we may not be able to make these transactions on commercially acceptable terms, or at all. If we do make acquisitions, we may not be able to successfully incorporate the personnel, operations and customers of these companies into our business. In addition, we may fail to achieve the anticipated synergies from the combined businesses, including marketing, product integration, distribution, product development and other synergies. The integration process may further strain our existing financial and managerial controls and reporting systems and procedures. This may result in the diversion of management and financial resources from our core business objectives. In addition, an acquisition or merger may require us to utilize cash reserves, incur debt or issue equity securities, which may result in a dilution of existing shareholders, and we may be negatively impacted by the assumption of liabilities of the merged or acquired company. Due to rapidly changing market conditions, we may find the value of our acquired technologies and related intangible assets, such as goodwill as recorded in our financial statements, to be impaired, resulting in charges to operations. We may also fail to retain the acquired or merged companies' key employees and customers.

       We have made, and in the future, may continue to make strategic investments in other companies. These investments have been made in, and future investments will likely be made in, immature businesses with unproven track records and technologies. Such investments have a high degree of risk, with the possibility that we may lose the total amount of our investments. We may not be able to identify suitable investment candidates, and, even if we do, we may not be able to make those investments on acceptable terms, or at all. In addition, even if we make investments, we may not gain strategic benefits from those investments.

THE TRADING PRICE FOR OUR COMMON STOCK MAY BE VOLATILE.

       The trading price of our shares has been affected by the factors disclosed herein as well as prevailing economic and financial trends and conditions in the public securities markets. Share prices of companies in technology-related industries, such as us, tend to exhibit a high degree of volatility. The announcement of financial results that fall short of the results anticipated by the public markets could have an immediate and significant negative effect on the trading price for our shares in any given period. Such shortfalls may result from events that are beyond our immediate control, can be unpredictable and, since a significant proportion of our sales during each fiscal quarter tend to occur in the latter stages of the quarter, may not be discernible until the end of a financial reporting period. These factors may contribute to the volatility of the trading value of our shares regardless of our long-term prospects. The trading price for our shares may also be affected by developments, including reported financial results and fluctuations in trading prices of the shares of other publicly-held companies in the telecommunications equipment industry in general, and our business segments in particular, which may not have any direct relationship with our business or prospects.


THE ZYPS DO NOT CONTAIN CERTAIN RESTRICTIVE COVENANTS, AND THERE IS LIMITED PROTECTION IN THE EVENT OF A CHANGE IN CONTROL.

       The indenture under which the ZYPS were issued does not contain restrictive covenants that would protect holders from several kinds of transactions that may adversely affect you. In particular, the indenture does not contain covenants that limit our ability to pay dividends or make distributions on or redeem our capital stock or limit our ability to incur additional indebtedness and, therefore, protect you in the event of a highly leveraged transaction or other similar transactions. In addition, the requirement that we offer to repurchase the ZYPS upon a change in control is limited to the transactions specified in the definition of a change in control under "Description of the ZYPS--Repurchase at Option Holders--Designated Event Put." Accordingly, we could enter into certain transactions, such as acquisitions, refinancings or a recapitalization, that could affect our capital structure and the value of our common stock but would not constitute a change in control.



BECAUSE CTI IS A HOLDING COMPANY, THE ZYPS ARE EFFECTIVELY SUBORDINATED TO INDEBTEDNESS OF ITS SUBSIDIARIES AND CTI'S ABILITY TO SERVICE INDEBTEDNESS MAY IN THE FUTURE BECOME DEPENDENT UPON THE OPERATING CASH FLOWS OF THESE SUBSIDIARIES.

       CTI is a holding company and substantially all of its operations are conducted through subsidiaries. Although CTI currently has sufficient cash to service or repay its indebtedness, should CTI utilize such cash for other purposes, such as making acquisitions, CTI's operating cash flow and ability to service indebtedness, including the ZYPS, may become dependent upon the operating cash flows of its subsidiaries and the payment of funds by these subsidiaries to CTI in the form of dividends, interest and/or principal payments on loans or otherwise. We have granted options to certain of our officers and employees to purchase equity in certain of CTI's subsidiaries. If these options are exercised, CTI's participation in any earnings and future distributions by such subsidiaries will be reduced. In addition, existing and future obligations (including trade payables) of CTI's subsidiaries are or will be effectively senior in right of payment to the ZYPS. The indenture does not restrict CTI's ability to utilize its cash, nor does it limit the amount of indebtedness or other obligations that CTI's subsidiaries may incur. Should CTI not retain sufficient cash to service indebtedness, including the ZYPS, CTI's ability to make required principal, repurchase or redemption payments on the ZYPS may become impaired as a result of the obligations of CTI's subsidiaries.

       Because our Israeli subsidiaries have received certain benefits under the laws relating to "Approved Enterprises" (described above), payment of dividends to us may subject those subsidiaries to certain Israeli taxes to which they would otherwise not be subject. In addition, our Israeli subsidiaries are required under Israeli law to withhold for tax purposes, at a rate of up to 25%, cash dividends paid to foreign residents. Under the United States-Israel Tax Treaty, a 12.5% Israeli dividend withholding tax would apply to dividends paid to a U.S. corporation (such as CTI) that owns 10% or more of an Israeli company's voting stock in the 12-month period preceding the payment of such dividend. However, under the treaty, dividends on income derived from an "Approved Enterprise" are subject to a 15% dividend withholding tax.

WE CANNOT ASSURE YOU THAT A PUBLIC MARKET FOR THE ZYPS WILL BE MAINTAINED.

       Prior to the offering of the ZYPS by Lehman Brothers Inc., there has been no trading market for the ZYPS. Although prior to this offering the ZYPS have been approved for trading in the PORTAL market, there can be no assurance that any market for the ZYPS will be maintained. If an active market for the ZYPS fails to be sustained, the trading price for the ZYPS could be adversely affected.

OUR ABILITY TO REPURCHASE THE ZYPS WITH CASH MAY BE LIMITED.

       Under certain circumstances, each holder of ZYPS may require us to repurchase all or a portion of such holder's ZYPS. In such event, there can be no assurance that we will have sufficient financial resources or will be able to arrange financing to pay the repurchase price or any portion thereof. Our ability to repurchase the ZYPS in such event may be limited by law, the indenture and by the terms of the other agreements relating to our indebtedness, as such indebtedness or agreements may be entered into, replaced, supplemented or amended from time to time. We may not have the financial ability to repurchase the ZYPS in the event payment of other debt requiring payment is accelerated. See "Description of the ZYPS--Repurchase at Option of Holders."

THE ZYPS ARE UNSECURED, AND THEREFORE ARE EFFECTIVELY SUBORDINATED TO ANY SECURED DEBT.

       The ZYPS are not secured by any of our assets or those of our subsidiaries. As a result, the ZYPS are effectively subordinated to any secured debt we may incur to the extent of the value of the assets securing such debt. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of our secured debt may assert rights against the secured assets in order to receive full payment of their debt before the assets may be used to pay the holders of the ZYPS.

INVESTORS SHOULD NOT LOOK TO DIVIDENDS AS A SOURCE OF INCOME.

       We have not declared or paid any cash dividends on our common stock and we currently do not expect to pay cash dividends in the near future. Consequently, any economic return to a shareholder may be derived, if at all, from appreciation in the price of our stock, and not as a result of dividend payments.

WE MAY ISSUE ADDITIONAL EQUITY SECURITIES, WHICH WOULD LEAD TO DILUTION OF OUR ISSUED AND OUTSTANDING COMMON STOCK.

           We have used and may continue to use our common stock or securities convertible into common stock to acquire technology, products, product rights and businesses, reduce or retire existing indebtedness, among other purposes. The issuance of additional equity securities or securities convertible into equity securities for these or other purposes would result in dilution of existing shareholders' equity interests in us.

           In addition, we are authorized to issue, without shareholder approval, one or more preferred series of stock, which may give other shareholders dividend, conversion, voting and liquidation rights, among other rights, which may be superior to the rights of holders of our common stock. Our board of directors has the authority to issue, without vote or action of shareholders, shares of preferred stock in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common stock. Our board of directors has no present intention of issuing any such preferred series, but reserves the right to do so in the future. We are also authorized to issue, without shareholder approval, common stock under certain circumstances.

                                 USE OF PROCEEDS


           The selling holders will receive all of the proceeds from the ZYPS and the common stock sold pursuant to this prospectus and we will receive none of such proceeds.


                       RATIO OF EARNINGS TO FIXED CHARGES

           The following table sets forth the ratio of earnings to fixed charges for the fiscal years ended January 31, 1999, 2000, 2001, 2002 and 2003 and the three months ended April 30, 2003:


                                                               YEAR ENDED JANUARY 31,
                                                -----------------------------------------------    THREE MONTHS ENDED
                                                1999(1)   2000(1)   2001      2002        2003           APRIL 30,
                                                -------   -------  -------   -------     ------         ----------
Ratio of earnings to fixed charges (2)...       6.5x       7.7x     9.5x      2.8x        n.a.(3)         n.a.(4)


_______________________

(1) Includes the results of Loronix Information Systems, Inc., or "Loronix," for its fiscal year ended December 31. Loronix was merged into our company in July 2000 and was accounted for pursuant to the pooling of interests method.

(2) For purposes of computing the ratio of earnings to fixed charges (i) earnings consist of consolidated pre-tax income before adjustment for minority interests in consolidated subsidiaries and income or loss from equity investees plus fixed charges and (ii) fixed charges consist of interest expense, amortization of debt issuance cost and the portion of rent expense deemed by us to be representative of the interest component.

(3) In 2003, our earnings were insufficient to cover fixed charges by approximately $123.8 million.

(4) In the three months ended April 30, 2003, our earnings were insufficient to cover fixed charges by approximately $3.0 million.


                           PRICE RANGE OF COMMON STOCK

           The common stock of CTI is traded on the Nasdaq National Market System under the symbol "CMVT." The following table provides the range of closing prices of our common stock as reported on the Nasdaq National Market System for the quarterly periods in each of the past two fiscal years, for the first two quarters of fiscal year 2003 and for the period from August 1 through August 7, 2003.



                                                             HIGH        LOW
                                                             ----        ---
      Fiscal 2001
             First Quarter.................................$ 113.13    $ 45.82
             Second Quarter................................   74.11      24.78
             Third Quarter.................................   29.87      15.90
             Fourth Quarter................................   26.93      19.14
      Fiscal 2002
             First Quarter................................. $ 20.74    $ 11.68
             Second Quarter................................   12.93       7.60
             Third Quarter.................................    9.26       6.82
             Fourth Quarter................................   12.33       7.87
      Fiscal 2003
             First Quarter................................. $ 13.33    $  8.82
             Second Quarter................................
                                                              16.64      12.08
             Third Quarter (through August 7, 2003) .......   14.43      13.62

           On August 7, 2003, the last reported sale price of our common stock on the Nasdaq National Market System was $13.62. As of August 7, 2003, there were approximately 1,774 holders of record of our common stock.

                                 DIVIDEND POLICY

           We have not declared or paid any cash dividends on our common stock and currently do not expect to pay any cash dividends in the near future, but rather intend to retain our earnings to finance the development of our business. Any future determination as to the declaration and payment of dividends will be made by our board of directors in its discretion, and will depend upon our earnings, financial condition, capital requirements and other relevant factors.

                             DESCRIPTION OF THE ZYPS

           We issued the ZYPS under an indenture, dated May 7, 2003, between us and JPMorgan Chase Bank, as trustee. The terms of the ZYPS include those provided in the indenture and those provided in the registration rights agreement, which we entered into with Lehman Brothers Inc., the initial purchaser of the ZYPS. A copy of the indenture and the registration rights agreement have been filed with the commission. See "Where You Can Find More Information."

           The following description is only a summary of the material provisions of the ZYPS, the indenture and the registration rights agreement. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of these ZYPS. You may request copies of these documents at our address set forth under the caption "Incorporation of Certain Documents by Reference."



           When we refer to "we," "us," "our" or "the Company" in this section, we refer only to CTI and not its subsidiaries. When we refer to the terms "designated event," "change in control" and "termination of trading," we refer to these terms as defined under the indenture. These definitions could be found in "-Repurchase at Option of Holders-Designated Event Put" below.



BRIEF DESCRIPTION OF THE ZYPS

           The ZYPS are:

               o    limited to $420 million aggregate principal amount;

               o    our senior unsecured obligations;

               o senior in right of payment to any of our future subordinated indebtedness;

               o equal in right of payment to our existing and future unsecured indebtedness that is not by its terms expressly subordinated to the ZYPS, including our 1.50% Convertible Senior Debentures due 2005;

               o effectively junior in right of payment to our existing and future secured indebtedness to the extent of the value of the collateral securing that indebtedness;

               o effectively subordinated to all indebtedness and all other liabilities of our subsidiaries because we are a holding company;

               o convertible into our common stock at an initial conversion price of approximately $17.97 per share, subject to adjustment as described below under "--Conversion Rights," only in the following circumstances:

                    - if the closing sale price per share of our common stock measured over a specified number of trading days is, during specified periods, above 120% of the conversion price per share;

                    - on or before May 15, 2018, if the average trading price for the ZYPS, measured over a specified number of trading days, was less than 105% of the average conversion value for the ZYPS during that period;

                    - during any period, following the date on which the credit rating assigned to the ZYPS by Standard & Poor's Rating Services, or Standard & Poor's (or any successors thereto) is lower than "B-" (or its successive equivalent) or upon the withdrawal or suspension by Standard & Poor's, at our request, of the rating assigned to the ZYPS;

                    -    if we have called the ZYPS for redemption; or

                    - upon the occurrence of specified corporate transactions;

               o redeemable at our option for cash, in whole or in part, beginning on May 15, 2008 upon the terms and for a redemption price equal to 100% of the principal amount of the ZYPS as set forth under "--Optional Redemption by CTI";

               o subject to repurchase by us at the holder's option on each of May 15, 2008, May 15, 2013 and May 15, 2018 or if a designated event occurs as set forth below under "--Repurchase at Option of Holders"; and


               o due on May 15, 2023, unless earlier converted or redeemed by us at our option, or repurchased by us at the holder's option.

           We will not make periodic payments of interest on the ZYPS. Each ZYPS was issued at a price equal to $1,000 per ZYPS. Therefore, original issue discount will not accrue on the ZYPS.

           No sinking fund is provided for the ZYPS, and the ZYPS are not subject to defeasance.

           The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring indebtedness, which may be secured, or issuing or repurchasing our other securities. The indenture also does not protect holders in the event of a highly leveraged transaction or a change in control of CTI except to the extent described under "--Repurchase at Option of Holders" below.

           As of April 30, 2003, we had approximately $346.3 million of outstanding convertible senior indebtedness and no subordinated indebtedness. As of April 30, 2003, our consolidated subsidiaries had outstanding aggregate liabilities of approximately $313.5 million, which are effectively senior to the ZYPS.

           A holder may present definitive ZYPS for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York City. For information regarding conversion, registration of transfer and exchange of global ZYPS, see "--Form, Denomination and Registration."

CONVERSION RIGHTS

           GENERAL

           A holder may convert any outstanding ZYPS (or portions of outstanding
ZYPS) into our common stock, initially at the conversion price of approximately $17.97 per share, equal to a conversion rate of 55.6347 shares per $1,000 principal amount of ZYPS, under the circumstances summarized below. The conversion price in subject, however, to adjustment as described below under "--Conversion Price Adjustments." We will not issue fractional shares of common stock upon conversion of ZYPS. Instead, we will pay cash to holders in an amount equal to the market value of that fractional share based upon the closing sale price of our common stock on the trading day immediately preceding the conversion date. A holder may convert ZYPS only in denominations of $1,000 and whole multiples of $1,000.

           A holder may surrender ZYPS for conversion into our common stock prior to the close of business on their stated maturity date if any of the following conditions are satisfied:

               o during any fiscal quarter, if the closing sale price per share of our common stock for a period of at least 20 consecutive trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter was more than 120% of the conversion price in effect on that thirtieth trading day;

               o on or before May 15, 2018, during the five business-day period following any 10 consecutive trading-day period in which the daily average trading price for the ZYPS for that 10 trading-day period was less than 105% of the average conversion value, as described below, for the ZYPS during that period;

               o during any period, following the date on which the credit rating assigned to the ZYPS by Standard & Poor's (or any successors thereto) is lower than "B-" (or its successive equivalent) or upon the withdrawal or suspension by Standard & Poor's, at our request, of the rating assigned to the ZYPS;

               o    if we have called the ZYPS for redemption; or

               o upon the occurrence of any of the corporate transactions summarized below.

           If a holder has exercised its right to require us to repurchase its ZYPS as described under "--Repurchase at Option of Holders," it may convert its ZYPS into our common stock only if the holder withdraws its notice of exercise of repurchase and converts its ZYPS prior to the close of business on the applicable repurchase date.

           CONVERSION UPON SATISFACTION OF MARKET PRICE CONDITIONS

           A holder may convert any of its ZYPS into our common stock during a fiscal quarter if the closing sale price of our common stock for a period of at least 20 consecutive trading days in the 30 trading-day period ending on the last trading day of the preceding fiscal quarter exceeds 120% of the conversion price per share on that thirtieth trading day.

           On or before May 15, 2018, a holder also may convert any of its ZYPS into our common stock during the five business-day period following any 10 consecutive trading-day period in which the average of the trading prices for the ZYPS for that 10 trading-day period was less than 105% of the average conversion value for the ZYPS during that period.

           "Conversion price per share" of common stock as of any day is equal to the quotient of the principal amount of a ZYPS divided by the number of shares of common stock issuable upon conversion of such ZYPS on that day. "Conversion value" is equal to the product of the closing sale price for our common stock on a given day multiplied by the then current conversion rate, which is the number of shares of common stock into which each ZYPS is then convertible.

           CONVERSION UPON CREDIT RATING EVENT

           A holder may convert any of its ZYPS during any period, following the date on which the credit rating assigned to the ZYPS by Standard & Poor's (or any successors thereto) is lower than "B-" (or its successive equivalent) or upon the withdrawal or suspension by Standard & Poor's, at our request, of the rating assigned to the ZYPS.

           CONVERSION UPON NOTICE OF REDEMPTION

           A holder may surrender for conversion any ZYPS which we call for redemption at any time until the close of business on the day that is two business days prior to the redemption date, even if the ZYPS are not otherwise convertible at that time. If a holder already has delivered, however, a notice informing us of its exercise of its repurchase rights, as described below under "--Repurchase at Option of Holders," with respect to a ZYPS, the holder may not surrender that ZYPS for conversion until the holder has withdrawn the notice in accordance with the indenture.

           CONVERSION UPON SPECIFIED CORPORATE TRANSACTIONS

           If:

               o we distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 45 days of the date of distribution, our common stock at less than the closing sale price of the common stock on the date immediately preceding the announcement of that distribution;

               o we distribute at our election to all holders of our common stock cash or other assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing sale price of the common stock on the day preceding the declaration date for the distribution; or


               o a change in control as described under "--Repurchase at Option of Holders--Designated Event Put" occurs but holders of ZYPS do not have the right to require us to repurchase their ZYPS as a result of such change in control because either (1) the closing sale price of our common stock for a specified period prior to that change in control exceeds a specified level or (2) because the consideration received in the change in control consists of capital stock that is freely traded and the ZYPS become or remain convertible into that capital stock, each as more fully described under "--Repurchase at Option of Holders--Designated Event Put,"

           then we must notify the holders of ZYPS at least 20 days prior to the ex-dividend date for the distribution or within 20 business days of the occurrence of the change in control, as the case may be. Once we have given that notice, holders may convert their ZYPS at any time until either (a) the earlier of (x) close of business on the business day prior to the ex-dividend date and
(y) our announcement that the distribution will not take place, in the case of a distribution, or (b) the earlier of (x) within 20 business days of the change in control notice and (y) our announcement that the change in control will not take place, in the case of a change in control. In the case of a distribution, no adjustment to the ability of a holder of ZYPS to convert will be made if the holder participates or will participate in the distribution without conversion.

           In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock will be converted into cash, securities or other property, and (a) such consolidation, merger or binding share exchange constitutes a transaction described in the preceding paragraph, then a holder may convert ZYPS in accordance with the provisions of the preceding paragraph or (b) in all other cases, a holder may convert ZYPS at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the effective date of the transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a ZYPS into common stock will be changed into a right to convert the ZYPS into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted such ZYPS immediately prior to the transaction. If the transaction also constitutes a change in control the holder can require us to repurchase all or a portion of its ZYPS as described under "--Repurchase at Option of Holders--Designated Event Put."


           CONVERSION PROCEDURES

           We will not issue fractional shares of common stock upon conversion of ZYPS. Instead, we will pay a cash adjustment based upon the closing sale price of our common stock on the business day immediately preceding the conversion date. A holder may convert ZYPS only in denominations of $1,000 and whole multiples of $1,000.


           A holder may exercise conversion rights in accordance with the provisions of the indenture prior to the close of business on the final maturity date of the ZYPS. However, a holder of ZYPS that have been called for redemption, must exercise its conversion rights prior to the close of business on the second business day preceding the redemption date, unless we default in payment of the redemption price. In addition, if a holder has exercised its right to require us to repurchase its ZYPS because a designated event has occurred, that holder may convert its ZYPS into our common stock only if it withdraws its notice and converts its ZYPS prior to the close of business on the business day immediately preceding the designated event repurchase date.


           By delivering to the holder the number of shares issuable upon conversion, determined by dividing the principal amount of the ZYPS being converted by the conversion price, together with a cash payment, if any, in lieu of fractional shares, we will satisfy our obligation with respect to the converted ZYPS.

           A holder will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if it exercises its conversion rights, but the holder will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the name of the holder. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by a holder have been paid.

           To convert interests in a global ZYPS, a holder must deliver to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program. To convert a definitive ZYPS, a holder must:

               o complete the conversion notice on the back of the ZYPS (or a facsimile of it);

               o deliver the completed conversion notice and the ZYPS to be converted to the specified office of the conversion agent; and

               o pay all taxes or duties, if any, as described in the preceding paragraph.

           The conversion date will be the date on which all of the foregoing requirements have been satisfied. The ZYPS will be deemed to have been converted immediately prior to the close of business on the conversion date. A certificate for the number of shares of common stock into which the ZYPS are converted (and cash in lieu of any fractional shares) will be delivered as soon as practicable on or after the conversion date.

           CONVERSION PRICE ADJUSTMENTS

           We will adjust the initial conversion price for certain events, including:

          (1) issuances of our common stock as a dividend or distribution on our common stock;

          (2)  certain subdivisions and combinations of our common stock;

          (3) issuances to all holders of our common stock of certain rights to purchase, for a period expiring within 45 days of issuance, our common stock at less than the closing sale price of our common stock on the date immediately preceding the announcement of such issuance;

          (4) distributions to all holders of our common stock of shares of our capital stock (other than our common stock), evidences of our indebtedness or assets, including securities, but excluding:

               (A)  the rights and warrants referred to in clause (3),

               (B) any dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph, or

               (C)  any dividends or distributions paid exclusively in cash;

          (5) distributions consisting exclusively of cash to all holders of our common stock to the extent that such distributions, combined together with:

               (A) all other such all-cash distributions made within the preceding 12 months for which no adjustment has been made, plus

               (B) any cash and the fair market value of other consideration paid for any tender offers by us or any of our subsidiaries for our common stock concluded within the preceding 12 months for which no adjustment has been made, exceed 10% of our market capitalization on the record date for such distribution; and

          (6) purchases of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves an aggregate consideration that, together with:

               (A) any cash and the fair market value of any other consideration paid in any other tender offer by us or any of our subsidiaries for our common stock concluded within the 12 months preceding such tender offer for which no adjustment has been made, plus

               (B) the aggregate amount of any all-cash distributions referred to in clause (5) above to all holders of our common stock within 12 months preceding the expiration of tender offer for which no adjustments have been made, exceed 10% of our market capitalization on the expiration of such tender offer.

           "Market capitalization" is equal to the product of the then current closing sale price of our common stock times the number of shares of our common stock then outstanding.

           We are entitled, in lieu of making certain adjustments under clause
(3), (4) or (5) above, to provide that, subject to satisfying certain conditions, upon conversion of the ZYPS, the holders of the ZYPS will receive, in addition to the common stock issuable upon conversion of their ZYPS, the distribution referred to in clause (3), (4) or (5).

           We will not make an adjustment in the conversion price unless such adjustment would require a change of at least 1% in the conversion price then in effect at such time. We will carry forward and take into account in any subsequent adjustment any adjustment that would otherwise be required to be made. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

           If we:

               o reclassify or change our common stock (other than changes resulting from a subdivision or combination); or

               o consolidate or combine with or merge into any person or sell or convey to another person all or substantially all of our property and assets, and the holders of our common stock receive stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, the holders of the ZYPS who elected not to convert their ZYPS pursuant to the procedures described above under the caption "--Conversion Upon Specified Corporate Transactions," may convert the ZYPS into the consideration they would have received if they had converted their ZYPS immediately prior to such reclassification, change, consolidation, combination, merger, sale or conveyance.

           If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion price, you may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock. See "Certain United States Federal Income Tax Considerations."

           We may from time to time, to the extent permitted by law, reduce the conversion price of the ZYPS by any amount for any period of at least 20 days. In that case, we will give at least 15 days' notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

OPTIONAL REDEMPTION BY CTI


           At any time on or after May 15, 2008, we may redeem for cash some or all of the ZYPS on at least 20 but not more than 60 days' notice, at a redemption price equal to 100% of their principal amount.


           If we do not redeem all of the ZYPS, the trustee will select the ZYPS to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot or on a pro rata basis. If any ZYPS are to be redeemed in part only, we will issue a new ZYPS in principal amount equal to the unredeemed principal portion thereof. If a portion of a holder's ZYPS is selected for partial redemption and the holder converts a portion of its ZYPS, the converted portion will be deemed to be taken from the portion selected for redemption.

REPURCHASE AT OPTION OF HOLDERS

           OPTIONAL PUT


           On each of May 15, 2008, May 15, 2013 and May 15, 2018, holders may require us to repurchase for cash all of their ZYPS not previously called for redemption, or any portion of those ZYPS that is equal to $1,000 or a whole multiple of $1,000, at a repurchase price equal to 100% of the principal amount of those ZYPS. Holders may submit their ZYPS for repurchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the applicable repurchase date until the close of business on the repurchase date.

           DESIGNATED EVENT PUT

           If a designated event occurs, a holder will have the right to require us to repurchase all of its ZYPS not previously called for redemption, or any portion of those ZYPS that is equal to $1,000 or a whole multiple of $1,000. A "designated event" is defined in the indenture to mean a change in control or a termination of trading. The repurchase date will be a business day no earlier than 30 days nor later than 60 days after the date we give notice of a designated event and will be specified in that notice. The repurchase price is equal to 100% of the principal amount of the ZYPS to be repurchased.

           Upon the occurrence of a designated event which is a change in control, instead of paying the repurchase price in cash, we may pay the repurchase price, in whole or in part, by delivering shares of common stock if the following conditions are satisfied:

          o the shares of common stock deliverable in payment of the repurchase price will have a fair market value, as of the repurchase date, of not less than the repurchase price. The fair market value of shares of common stock will be determined by us and will be equal to 95% of the average of the closing sale prices of our common stock for the five consecutive trading days ending on and including the third trading day immediately preceding the repurchase date;

          o in the event any shares of common stock to be issued upon repurchase of ZYPS require registration under any Federal securities law before these shares may be freely transferable without being subject to any transfer restrictions under the Securities Act upon repurchase, such registration will have been completed and will have become effective prior to the repurchase date;

          o in the event any shares of common stock to be issued upon repurchase of ZYPS require registration with or approval of any governmental authority under any State law or any other Federal law before these shares may be validly issued or delivered upon repurchase, such registration will have been completed, have become effective and such approval will have been obtained, in each case, before the repurchase date;

          o the shares of common stock deliverable in payment of the repurchase price will be listed for trading on a U.S. national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States, in either case, immediately before the repurchase price; and

          o the shares of common stock deliverable in payment of the repurchase price will be issued out of our authorized but unissued common stock and will, upon issue, be duly and validly issued and fully paid and non-assessable and free of any preemptive rights.

           Within 30 days after the occurrence of a designated event, we are required to give holders notice of the occurrence of the designated event and of the holder's resulting repurchase right. To exercise the repurchase right, a holder must deliver, prior to the close of business on the repurchase date, written notice to the trustee of its exercise of its repurchase right, together with the ZYPS with respect to which its right is being exercised. A holder may withdraw this notice by delivering to the trustee a notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date. If we elect to pay the redemption price in shares of common stock, no fractional shares of common stock will be issued upon a repurchase of the ZYPS. In lieu of fractional shares of common stock, holders will receive cash at the current market value of the fractional shares.


           A "change in control" is defined in the indenture to mean any event or series of events as a result of which:


          o a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of the then outstanding voting stock of CTI on a fully diluted basis;

          o at any time continuing directors, that is, members of the board of directors of CTI who were members of the board on May 2, 2003 or who were nominated or elected by at least a majority of the directors who were continuing directors at the time of such nomination or election or whose election to the board of directors was recommended or endorsed by at least a majority of the directors who were continuing directors at the time of such nomination or election, do not constitute a majority of the board of directors of CTI (or, if applicable, a successor corporation of CTI);

          o individuals who at the beginning of any period of two consecutive calendar years constituted the board of directors (together with any directors who are members of the board of directors on the date hereof and any new directors whose election by the board of directors or whose nomination for election by the shareholders of CTI was approved by a vote of at least a majority of the members of the board of directors then still in office who either were members of the board of directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the board of directors then in office;

          o CTI conveys, transfers, or leases, all or substantially all of its assets to any such "person" or "group"; or

          o CTI merges or consolidates with or into another corporation or another corporation merges with or into CTI, and the outstanding common stock of CTI is changed or exchanged into or for other assets or securities as a result of the transaction with the effect that immediately after such transaction any such "person" or "group" of persons or entities shall have become the beneficial owner of securities of the surviving corporation of such merger or consolidation representing a majority of the total voting power of the then outstanding voting stock of the surviving corporation.

           However, a change in control will be deemed not to have occurred if:

          o the closing sales price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately before the change in control equals or exceeds 105% of the conversion price in effect on each such trading day; or


          o at least 90% of the consideration (excluding cash payments for dissenting and fractional shares) in the transaction or transactions constituting the change in control consists of shares of common stock or securities convertible into common stock that are, or immediately upon issuance will be, listed on a national securities exchange or the Nasdaq Stock Market and after such transaction or transactions, such securities remain or become convertible solely into such common stock.

           A "termination of trading" as defined in the indenture means such time as our common stock (or other common stock into which the ZYPS are convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.


           No quantitative or other established meaning has been given to the phrase "all or substantially all," which appears in the definition of change in control, by courts that have interpreted this phrase in various contexts. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering such factors as the value of assets conveyed, the proportion of an entity's income derived from the assets conveyed and the significance of those assets to the ongoing business of the entity. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not a change in control may have occurred and, accordingly, as to whether or not the holders of ZYPS will have the right to require us to repurchase their ZYPS.


           Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the ZYPS. We will comply with this rule to the extent applicable at that time.

           We may, to the extent permitted by applicable law and other agreements relating to our indebtedness, at any time purchase the ZYPS in the open market or by tender at any price or by private agreement. Any ZYPS so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any ZYPS surrendered to the trustee may not be reissued or resold and will be canceled promptly.

           The foregoing provisions would not necessarily protect holders of the ZYPS if highly leveraged or other transactions involving us occur that may adversely affect holders.


           Our ability to repurchase ZYPS upon the occurrence of a designated event is subject to important limitations. The occurrence of a designated event could cause an event of default under, or be prohibited or limited by, the terms of indebtedness that we may incur in the future. Further, we cannot assure holders that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the ZYPS that might be delivered by holders of ZYPS seeking to exercise the repurchase right. Any failure by us to repurchase the ZYPS when required following a designated event would result in an event of default under the indenture. Any such default may, in turn, cause a default under other existing indebtedness or indebtedness that we may incur in the future.


EVENTS OF DEFAULT

           Each of the following constitutes an event of default under the indenture:

          (1) default in the payment of principal on any ZYPS at maturity, redemption or otherwise;

          (2) default in the performance of or breach of any other of our covenants or agreements in the indenture or under the ZYPS (other than a default specified in clause (1), (2) or (3) above) and such default or breach continues for a period of 60 consecutive days after written notice by the trustee or the holders of 25% or more in aggregate principal amount of the ZYPS;

          (3) there occurs with respect to any agreements, indentures or instruments under which we have indebtedness of $25.0 million or more in the aggregate, not including any amounts we may owe under reimbursement or similar obligations to banks, sureties or other entities which have issued letters of credit, surety bonds, performance bonds or other guarantees relating to the performance by us or our subsidiaries of contractual obligations to customers, to the extent any demands made under any such reimbursement or similar obligation relate to a draw under the related letter of credit or other instrument which draw is being contested in good faith through appropriate proceedings, whether such indebtedness now exists or shall hereafter be created, a default that has caused the holder thereof to declare such indebtedness to be due and payable prior to its stated maturity and such indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled by the thirtieth day after notice of the default has been given to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the ZYPS; provided, that if the default under the indenture or instrument is remedied or cured by us or waived by the holders of such indebtedness before the entry of judgment in favor of the trustee, then the event of default under the indenture will be deemed likewise to have been remedied, cured or waived; or

          (4) there occurs certain events of bankruptcy, insolvency or reorganization with respect to us.

           The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the ZYPS notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium on, any of the ZYPS when due or in the payment of any redemption or repurchase obligation.

           If an event of default shall occur and be continuing (the default not having been cured or waived as provided under "--Meetings, Modifications and Waiver" below), the trustee or the holders of at least 25% in aggregate principal amount of the ZYPS then outstanding may declare the ZYPS due and payable at their principal amount together with accrued liquidated damages, if any, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of ZYPS by appropriate judicial proceedings. Such declaration may be rescinded or annulled either with the written consent of the holders of a majority in aggregate principal amount of the ZYPS then outstanding or a majority in aggregate principal amount of the ZYPS represented at a meeting at which a quorum (as specified under "--Meetings, Modifications and Waiver" below) is present, in each case upon the conditions provided in the indenture.

           The indenture contains a provision entitling the trustee, subject to the duty of the trustee during the occurrence of a default to act with the required standard of care, to be indemnified by the holders of ZYPS before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the ZYPS then outstanding through their written consent, or the holders of a majority in aggregate principal amount of the ZYPS then outstanding represented at a meeting at which a quorum is present by a written resolution, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

           We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

CONSOLIDATION, MERGER OR ASSUMPTION

           We may, without the consent of the holders of ZYPS, consolidate with, merge into or transfer all or substantially all of our assets to any other entity organized under the laws of the United States or any of its political subdivisions provided that:

     o the surviving entity assumes all our obligations under the indenture and the ZYPS;

     o at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

     o    certain other conditions are met.

MEETINGS, MODIFICATIONS AND WAIVER

           The indenture contains provisions for convening meetings of the holders of ZYPS to consider matters affecting their interests.


           The indenture (including the terms and conditions of the ZYPS) may be modified or amended by us and the trustee, without the consent of the holder of any ZYPS, for the purposes of, among other things:

     o    adding to our covenants for the benefit of the holders of ZYPS;

     o    surrendering any right or power conferred upon us;

     o providing for conversion rights of holders of ZYPS if any consolidation, merger or sale of all or substantially all of our assets occurs;

     o providing for the assumption of our obligations to the holders of ZYPS in the case of a merger, consolidation, conveyance, transfer or lease;

     o reducing the conversion price, provided that the reduction will not adversely affect the interests of the holders of ZYPS in any material respect;

     o complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended; or

     o curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of ZYPS in any material respect.


           Modifications and amendments to the indenture or to the terms and conditions of the ZYPS may also be made, and past default by us may be waived, either:

     o with the written consent of the holders of at least a majority in aggregate principal amount of the ZYPS at the time outstanding; or

     o by the adoption of a resolution at a meeting of holders by at least a majority in aggregate principal amount of the ZYPS represented at such meeting.

           However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each ZYPS so affected:

     o    change the maturity of the principal of any ZYPS;

     o    reduce the principal amount of, or premium on any ZYPS;

     o    change the currency of payment of such ZYPS;

     o impair the right to institute suit for the enforcement of any payment on or with respect to any ZYPS;

     o    modify our obligations to maintain an office or agency in New York;

     o except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option or the conversion rights of holders of the ZYPS;

     o reduce the percentage in aggregate principal amount of ZYPS outstanding necessary to modify or amend the indenture or to waive any past default; or

     o reduce the percentage in aggregate principal amount of ZYPS outstanding required for the adoption of a resolution or the quorum required at any meeting of holders of ZYPS at which a resolution is adopted.

           The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the ZYPS at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of the aggregate principal amount.

GOVERNING LAW

           The indenture and the ZYPS are governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

INFORMATION CONCERNING THE TRUSTEE AND TRANSFER AGENT

           JPMorgan Chase Bank, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the ZYPS. American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

FORM, DENOMINATION AND REGISTRATION

           DENOMINATION AND REGISTRATION.

           The ZYPS were issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

           GLOBAL ZYPS, BOOK-ENTRY FORM.

           The ZYPS were sold only to "qualified institutional buyers," as defined in Rule 144A under the Securities Act ("QIBs") and are evidenced by one or more global ZYPS deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC's nominee.

           Record ownership of the global ZYPS may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A QIB may hold its interests in the global ZYPS directly through DTC if such QIB is a participant in DTC, or indirectly through organizations which are direct DTC participants if such QIB is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in same-day funds. QIBs may also beneficially own interests in the global ZYPS held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

           So long as Cede & Co., as nominee of DTC, is the registered owner of the global ZYPS, Cede & Co. for all purposes will be considered the sole holder of the global ZYPS. Except as provided below, owners of beneficial interests in the global ZYPS:

          o will not be entitled to have certificates registered in their names;

          o will not receive or be entitled to receive physical delivery of certificates in definitive form; and

          o    will not be considered holders of the global ZYPS.


           The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global ZYPS to transfer the beneficial interest in the global ZYPS to such persons may be limited.

           We will wire, through the facilities of the trustee, payments of principal, premium on the global ZYPS to Cede & Co., the nominee of DTC, as the registered owner of the global ZYPS. None of CTI, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global ZYPS to owners of beneficial interests in the global ZYPS.

           It is DTC's current practice, upon receipt of any payment of principal of, and premium and liquidated damages, if any, on the global ZYPS, to credit participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in the ZYPS represented by the global ZYPS, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in ZYPS represented by the global ZYPS held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in "street name."

           If a holder would like to convert its ZYPS into common stock pursuant to the terms of the ZYPS, it should contact its broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

           Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, a holder's ability to pledge its interest in the ZYPS represented by global ZYPS to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

           Neither CTI nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of ZYPS, including, without limitation, the presentation of ZYPS for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global ZYPS are credited and only for the principal amount of the ZYPS for which directions have been given.

           DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchaser of the ZYPS. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.


           Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global ZYPS among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause ZYPS to be issued in definitive form in exchange for the global ZYPS. None of CTI, the trustee or any of their respective agents will have any responsibility for the performance by DTC, or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global ZYPS.

           According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.


REGISTRATION RIGHTS

           We entered into a registration right agreement with Lehman Brothers Inc., the initial purchaser, for the benefit of the holders of the ZYPS. Pursuant to the agreement, we filed with the SEC, at our expense, a registration statement on Form S-3, of which this prospectus is a part, covering resales by holders of all ZYPS and the common stock issuable upon conversion of the ZYPS. We will use our reasonable best efforts to cause such registration statement to become effective as promptly as practicable, but in no event later than 180 days after May 7, 2003 and to use our reasonable best efforts to keep the registration statement effective until the earlier of:

          o    May 28, 2005; and

          o the date when the holders of the ZYPS and the common stock issuable upon conversion of the ZYPS are able to sell all such securities immediately pursuant to Rule 144(k) under the Securities Act.


           Pursuant to the registration rights agreement, we agreed to:

          o provide to each holder named herein under "Selling Holders," for whom the shelf registration statement was filed, copies of this prospectus;

          o notify each such holder when the shelf registration statement has become effective; and

          o take certain other actions as are required to permit unrestricted resales of the ZYPS and the common stock issuable upon conversion of the ZYPS.


           Each of the holders named herein under "Selling Holders" who sells securities pursuant to the shelf registration statement generally will be:

          o    required to deliver a prospectus to purchasers; and

          o bound by the provisions of the registration rights agreement which are applicable to the holder (including certain indemnification rights and obligations).

           Each holder must notify us not later than three business days prior to any proposed sale by that holder pursuant to the shelf registration statement. This notice will be effective for five business days. We may, upon written notice to a holder, suspend the holder's use of this prospectus for a reasonable period not to exceed 60 days, if:

          o this prospectus would, in our reasonable judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and

          o we reasonably determine that the disclosure of this material non-public information would have a material adverse effect on us and our subsidiaries taken as a whole.

           Each holder, by its acceptance of a ZYPS, agrees to hold any communication by us in response to a notice of a proposed sale under the shelf registration statement in confidence.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

           The authorized capital stock of CTI consists of 600,000,000 shares of common stock, par value $0.10 per share, and 2,500,000 shares of preferred stock, par value $0.01 per share. As of April 30, 2003, there were issued and outstanding 188,192,862 shares of common stock. No shares of preferred stock have been issued to date.

COMMON STOCK

           All outstanding shares of common stock are fully paid and nonassessable. Holders of common stock have no preemptive, redemption or conversion rights, and are entitled to one vote for each share held on each matter submitted to a vote of shareholders. Cumulative voting for the election of directors is not permitted. Holders of the common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, subject to the rights and preferences of the holders of any preferred stock. On our liquidation, after payment of all indebtedness and the liquidation preference to holders of any preferred stock, our assets will be distributed pro-rata to the holders of the common stock.

PREFERRED STOCK

           We may issue the preferred stock in one or more series. The Board of Directors is authorized, without approval of shareholders, to determine, with respect to each series of preferred stock which may be issued, the powers, designations, preferences, and rights of the shares of such series and the qualifications, limitations, or restrictions thereof, including any dividend rate, redemption rights, liquidation preferences, sinking fund terms, conversion rights, voting rights and any other preferences or special rights and qualifications. The effects of any issuance of the preferred stock upon the rights of holders of the common stock depends upon the respective powers, designations, preferences, rights, qualifications, limitations and restrictions of the shares of one or more series of preferred stock as determined by the Board of Directors. Such effects might include dilution of the voting power of the common stock, the subordination of the rights of holders of common stock to share in our assets upon liquidation, and reduction of the amount otherwise available for payment of dividends on common stock.

TRANSFER AGENT AND REGISTRAR

           American Stock Transfer & Trust Company, New York, New York, serves as the transfer agent and registrar for the common stock.

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

           New York business corporation law provides that if a derivative action is brought against one of our directors or officers, we may indemnify him or her against amounts paid in settlement and reasonable expenses, including attorneys' fees incurred by him or her in connection with the defense or settlement of the action, if the director or officer acted in good faith for a purpose which he or she reasonably believed to be in our best interest. However, no indemnification will be made without court approval in respect of a threatened action, or a pending action settled or otherwise disposed of, or in respect of any matter as to which the director or officer has been found liable to us. In a nonderivative action or threatened action, New York business corporation law provides that the we may indemnify our directors or officers against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees incurred by him or her in defending such action if the director or officer acted in good faith for a purpose which he or she reasonably believed to be in our best interest.

           Under New York business corporation law, a director or officer who is successful, either in a derivative or nonderivative action, is entitled to indemnification as outlined above. Under any other circumstances, the director or officer may be indemnified only if certain conditions specified in New York business corporation law are met. The New York business corporation law indemnification provisions are not exclusive of any other rights to which a director or officer seeking indemnification may be entitled pursuant to the provisions of the certificate of incorporation or the by-laws of a corporation or, when authorized by the certificate of incorporation or by-laws, pursuant to a shareholders' resolution, a directors' resolution or an agreement providing for indemnification.

           The above is a general summary of certain indemnity provisions of the New York business corporation law and is subject, in all cases, to the specific and detailed provisions of Sections 721-725 of the New York business corporation law.

           Our certificate of incorporation provides that none of our directors will be personally liable to us or to our shareholders for damages for any breach of duty as a director, provided that the provision will not be construed to eliminate or limit the liability of any director if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated New York business corporation law.

           Our bylaws further provide that we will indemnify our directors and officers, and will advance their expenses in the defense of any action for which indemnification is sought, to the full extent permitted by New York business corporation law and when authorized by resolution of our shareholders or directors or any agreement providing for indemnification or advancement of expenses, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to him established that his acts were committed in bad faith or were the result of active and deliberate dishonesty material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. We have entered into indemnity agreements with each of our directors and officers pursuant to the above mentioned provisions of our bylaws. We maintain insurance policies insuring each of our directors and officers against certain civil liabilities, including liabilities under the Securities Act.

           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

           The following is a general discussion of certain anticipated U.S. federal income tax consequences of the purchase, ownership and disposition of the ZYPS (or common stock acquired upon conversion or repurchase of a ZYPS ("conversion shares")) as of the date hereof. This summary deals only with ZYPS and conversion shares held as capital assets (in general, assets held for investment) within the meaning of Section 1221 of the Code (as defined below) by initial holders who are beneficial owners and does not deal with special situations. For example, this summary does not address:

          o tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or corporations that accumulate earnings to avoid U.S. federal income tax;

          o tax consequences to persons holding ZYPS or conversion shares as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

          o tax consequences to holders whose "functional currency" is not the U.S. dollar;

          o tax consequences to pass-through entities and investors in pass-through entities that hold ZYPS;

          o    alternative minimum tax consequences, if any; or

          o    any state, local or foreign tax consequences.

           The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.


           IF YOU ARE CONSIDERING THE PURCHASE OF ZYPS, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

CONSEQUENCES TO UNITED STATES HOLDERS

           The following is a summary of the U.S. federal income tax consequences that will apply to you if you are a United States Holder of ZYPS or conversion shares. (Certain consequences to "Non-United States Holders" of ZYPS and conversion shares are described under "--Consequences to Non-United States Holders" below.)

           "United States Holder" means a beneficial owner of a ZYPS (or conversion share) that is:

          o    a citizen or resident of the United States;

          o a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

          o an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

          o a trust if, in general, a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions.


           MARKET DISCOUNT

           If a ZYPS is acquired at a "market discount," some or all of any gain realized upon a sale or other disposition or payment at maturity of such ZYPS may be treated as ordinary income, as described below. For this purpose, "market discount" is the excess (if any) of the face amount over the purchase price, subject to a statutory de minimis exception. In general, any gain realized (or deemed realized) on any subsequent disposition of such ZYPS (other than in connection with certain nonrecognition transactions, such as a conversion of the ZYPS into our common stock), including an otherwise non-taxable transaction, such as a gift, or payment at maturity will be treated as ordinary income to the extent of the accrued market discount.

           The amount of market discount treated as having accrued will be determined either (i) on a straight-line basis by multiplying the market discount times a fraction, the numerator of which is the number of days the ZYPS was held by the United States Holder and the denominator of which is the total number of days after the date the holder's acquisition of the ZYPS up to and including its maturity date, or (ii) if the United States Holder so elects, on a constant interest rate method. A United States Holder may make that election with respect to any ZYPS but, once made, such election is irrevocable.


           In lieu of recharacterizing gain upon disposition as ordinary income to the extent of accrued market discount, a United States Holder of a ZYPS acquired at a market discount may elect to include market discount in income currently, through the use of either the straight-line inclusion method or the elective constant interest method. Once made, the election to include market discount in income currently applies to all ZYPS and other obligations held by the United States Holder that are purchased at a market discount during the taxable year for which the election made, and all subsequent taxable years of the United States Holder, unless the Internal Revenue Service consents to a revocation of the election. If such election is made, the basis of the ZYPS in the hands of the United States Holder will be increased by the amount of market discount included in income.

           Unless a United States Holder who acquires a ZYPS at a market discount elects to include market discount in income currently, such United States Holder may be required to defer deductions for any interest paid on indebtedness allocable to such ZYPS in an amount not exceeding the deferred income until such income is realized.

           BOND PREMIUM

           A United States Holder who acquires a ZYPS at a premium will not be allowed to amortize such premium during the time such United States Holder holds such ZYPS.

           CONVERSION

           Other than possibly pursuant to its exercise of any repurchase right (as discussed below under "--Disposition"), a United States Holder will not recognize gain or loss upon the conversion of the ZYPS into our common stock (except with respect to cash received in lieu of a fractional share). The amount of gain or loss on the deemed sale of a fractional share will be equal to the difference between the amount of cash you receive in respect of such fractional share and the portion of your tax basis in the ZYPS that is allocable to such fractional share. The United States Holder's tax basis in the shares received upon a conversion, other than possibly pursuant to its exercise of any repurchase right, will equal the adjusted tax basis in the ZYPS at the time of conversion, increased by the amount of any gain recognized upon the conversion (including any gain recognized in respect of the deemed sale of a fractional share) and decreased by the amount of any cash received upon the conversion. The United States Holders' holding period for shares received upon conversion will include the holding period of the ZYPS that was converted. Any accrued market discount not previously included in income as of the date of the conversion of the ZYPS, will carry over to the common stock received on conversion (including fractional shares deemed received) and be treated as ordinary income upon the subsequent disposition of the common stock (including upon the deemed sale of fractional shares). You should contact your tax advisors concerning the tax consequences of ownership and disposition of shares received upon conversion.

           DISPOSITION

           A United States Holder will generally recognize gain or loss upon the sale, redemption (including a repurchase for cash or, although not free from doubt, common stock pursuant to any repurchase right) or other taxable disposition of a ZYPS in an amount equal to the difference between the United States Holder's adjusted tax basis in the ZYPS and the amount realized from such disposition. In the event that a repurchase of a ZYPS for common stock pursuant to any repurchase right results in a taxable disposition to a United States Holder, the amount realized by such holder with respect to the common stock received will equal its fair market value. The holder's adjusted tax basis in the common stock received will equal its fair market value, and the holder's holding period in the common stock will begin on the date it is received. A United States Holder's adjusted tax basis in a ZYPS will generally be equal to the amount such holder paid for the ZYPS increased by amounts includible in income as market discount (if the United States Holder elected to include market discount on a current basis). Any gain or loss recognized upon a disposition

(except to the extent that the market discount market rules otherwise provide) generally will be capital gain or loss, and would be long-term capital gain or loss if the ZYPS was held for more than one year at the time of the disposition. The deductibility of capital losses is subject to certain limitations.

           ADJUSTMENT OF CONVERSION PRICE

           The conversion price of the ZYPS is subject to adjustment in certain circumstances. Under Section 305 of the Code and the Treasury regulations promulgated thereunder, adjustments or the failure to make such adjustments to the conversion price of the ZYPS may result in a taxable constructive distribution to the United States Holders of ZYPS if, and to the extent that, certain adjustments (or the failure to make adjustments) in the conversion price that may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of our common stock) increase the proportionate interest of a United States Holder of a ZYPS in our assets or earnings and profits. Such a constructive distribution will be treated as a dividend, resulting in ordinary income to the extent of our current and accumulated earnings and profits, with any excess treated first as a tax-free return of capital which reduces such United States Holder's tax basis in the ZYPS to the extent thereof and thereafter as gain from the sale or exchange of the ZYPS. Generally, a United States Holder's tax basis in a ZYPS will be increased to the extent of any such constructive distribution treated as a dividend. Moreover, if there is not a full adjustment to the conversion price of the ZYPS (or any other outstanding option, warrant, convertible debt or similar instrument) to reflect a stock dividend or other event increasing the proportionate interest of the holders of our outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of our common stock generally will be treated as a constructive distribution to such holders, taxable as described above.

           BACKUP WITHHOLDING AND INFORMATION REPORTING

           We, or our designated paying agent, will, where required, report to holders of ZYPS (or conversion shares) and the Internal Revenue Service the amount of any dividends paid with respect to conversion shares or other reportable payments in each calendar year and the amount of tax, if any, withheld with respect to such payments.

           Under current U.S. federal income tax law, a backup withholding tax (up to 30%) is required with respect to certain interest, dividends and principal payments made to, and the proceeds of sales before maturity by, certain United States Holders if such persons fail to furnish their taxpayer identification numbers and other information. Backup withholding is not an additional tax. Certain persons, including corporations and financial institutions, are exempt from backup withholding. Holders of ZYPS should consult their tax advisors as to their qualification for an exemption from backup withholding and the procedure for obtaining such an exemption. Any amounts withheld under the backup withholding rules will be refunded or credited against the holder's U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

CONSEQUENCES TO NON-UNITED STATES HOLDERS

           The following discussion is limited to certain anticipated U.S. federal income and estate tax consequences to a holder of a ZYPS or conversion share that is an individual, corporation, estate or trust that is not a United States Holder and who is not, by reason of being either a United States expatriate or a former long-term resident, taxable under Section 877 of the Code ( a "Non-United States Holder"). For purposes of the discussion below, liquidated damages, dividends and gain on the sale, exchange or other disposition of the ZYPS or conversion shares will be considered to be "U.S. trade or business income" if such income or gain is:

          o effectively connected with the conduct of a U.S. trade or business; or

          o in the case of a treaty resident, attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) in the United States.


           DIVIDENDS

           Any dividends paid to you with respect to the conversion shares (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the number of conversion shares to be issued on conversion of the ZYPS) generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are U.S. trade or business income are not subject to the withholding tax. In order to be exempt from withholding tax under this exception, you must provide us with a properly executed IRS Form W-8ECI (or successor form) stating that dividends paid on the conversion shares are not subject to withholding tax because such dividends are U.S. trade or business income.

           In order to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below), you are required to provide us with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduced rate of) withholding under a tax treaty. Under Treasury regulations, a Non-United States Holder who is claiming the benefits of a tax treaty may be required, in certain instances, to obtain a U.S. taxpayer identification number, which may require providing certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Also, under these Treasury regulations, special procedures are provided for payments through qualified intermediaries.

           The Forms W-8ECI and W-8BEN must be periodically updated. A Non-United States Holder of conversion shares that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the Internal Revenue Service.


           DISPOSITION OF THE ZYPS OR CONVERSION SHARES

           A Non-United States Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of the ZYPS or conversions shares unless:

          o    the gain is U.S. trade or business income;

          o the Non-United States Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements;

          o the Non-United States Holder is subject to U.S. tax under provisions applicable to certain U.S. expatriates (including certain former citizens or residents of the United States); or

          o we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of conversion shares and the Non-United States Holder's holding period for the conversion shares.

           The tax relating to stock in a "U.S. real property holding corporation" does not apply to a Non-United States Holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we have not been, are not, and do not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

           U.S. FEDERAL ESTATE TAX

           The U.S. federal estate tax will not apply to ZYPS owned by you at the time of your death, provided that (1) you do not own 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the Treasury regulations) and (2) liquidated damages on the ZYPS would not have been, if received at the time of your death, effectively connected with your conduct of a trade or business in the United States. However, conversion shares held by you at the time of your death will be included in your gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

           U.S. TRADE OR BUSINESS INCOME

           If dividends on a conversion share or gains from the disposition of a ZYPS or conversion share are U.S. trade or business income, you (although exempt from the 30% withholding tax) will be subject to U.S. federal income tax on that interest, dividend or gain on a net income basis in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

           BACKUP WITHHOLDING AND INFORMATION REPORTING

           In general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge that you are a United States person, as defined under the Code, and you have given us a Form W-8BEN.

           In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a ZYPS or conversion share within the United States or conducted through certain U.S.-related persons, if the payor receives a Form W-8BEN and does not have actual knowledge that you are a United States person, or if you otherwise establish an exemption.

           Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

           THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE ZYPS AND THE CONVERSION SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

                                 SELLING HOLDERS

           The ZYPS were originally issued by CTI and sold by Lehman Brothers, in transactions exempt from the registration requirements of the Securities Act, to persons reasonably believed by Lehman Brothers to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act). The selling holders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this prospectus any or all of the ZYPS and common stock issued upon conversion of the ZYPS.

           The following table sets forth information with respect to the selling holders and the respective principal amounts of ZYPS and shares of common stock beneficially owned by each selling holder. Such information has been obtained from the selling holders. Except as otherwise disclosed herein, none of the selling holders has, or within the past three years has had, any position, office or other material relationship with the company or any of its predecessors or affiliates. Because the selling holders may offer all or some portion of the ZYPS or the common stock issuable upon conversion thereof pursuant to this prospectus, no estimate can be given as to the amount of the ZYPS or the common stock issuable upon conversion thereof that will be held by the selling holders upon termination of any such sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their ZYPS since the date on which they provided the information regarding their ZYPS in transactions exempt from the registration requirements of the Securities Act.


                                                                                                                        NUMBER OF
                                                                                                                         SHARES OF
                                        PRINCIPAL AMOUNT OF                   NUMBER OF SHARES OF                      COMMON STOCK
                                         ZYPS BENEFICIALLY                      COMMON STOCK       NUMBER OF SHARES   BENEFICIALLY
                                         OWNED AND OFFERED    PERCENTAGE OF     BENEFICIALLY       OF COMMON STOCK     OWNED AFTER
SELLING HOLDER                                 HEREBY       ZYPS OUTSTANDING     OWNED(1)(2)         TO BE SOLD(1)   THE OFFERING(2)
--------------                          ------------------- ------------------ -----------------   ----------------- ---------------
AIG/National Union Fire Insurance.......     $   785,000            *               43,673             43,673             --

Alexian Brothers Medical Center.........         240,000            *               13,352             13,352             --

Aloha Airlines Non-Pilots Pension Trust.         160,000            *                8,901              8,901             --

Aloha Pilots Retirement Trust...........          80,000            *                4,450              4,450             --


American AAdvantage Funds...............         370,000            *               20,584             20,584             --


American Fidelity Assurance Company.....         300,000            *               16,690             16,690             --

Argent Classic Convertible Arbitrage
Fund L.P................................       2,300,000            *              127,959            127,959             --

Argent Classic Convertible Arbitrage
Fund (Bermuda) Ltd......................       4,500,000          1.07%            250,356            250,356             --

Argent LowLev Convertible Arbitrage
Fund LLC................................         300,000            *               16,690             16,690             --

Argent LowLev Convertible Arbitrage
Fund Ltd................................       1,800,000            *              100,142            100,142             --

Arkansas PERS...........................       1,755,000            *               97,638             97,638             --


Associated Electric & Gas Insurance
Services Limited........................         350,000            *               19,472             19,472             --


Attorney's Title Insurance Fund.........         175,000            *                9,736              9,736             --


                                       36

                                                                                                                        NUMBER OF
                                                                                                                         SHARES OF
                                        PRINCIPAL AMOUNT OF                   NUMBER OF SHARES OF                      COMMON STOCK
                                         ZYPS BENEFICIALLY                      COMMON STOCK       NUMBER OF SHARES   BENEFICIALLY
                                         OWNED AND OFFERED    PERCENTAGE OF     BENEFICIALLY       OF COMMON STOCK     OWNED AFTER
SELLING HOLDER                                 HEREBY       ZYPS OUTSTANDING     OWNED(1)(2)         TO BE SOLD(1)   THE OFFERING(2)
--------------                          ------------------- ------------------ -----------------   ----------------- ---------------
Aventis Pension Master Trust............         250,000            *               13,908             13,908             --


Bancroft Convertible Fund, Inc..........         750,000            *               41,726             41,726             --


Bank Austria Cayman Islands LTD.........       1,733,000            *               96,414             96,414             --

Bay County PERS.........................         215,000            *               11,961             11,961             --


Boilermaker - Blacksmith Pension Trust..       2,225,000            *              123,787            123,787             --

Boilermaker - Blacksmith Pension Trust..       1,400,000            *               77,888             77,888             --


BTES - CONVERTIBLE ARB..................         500,000            *               42,817             27,817            15,000

BTOP GROWTH VS. VALUE...................       2,000,000            *              137,769            111,269            26,500

C & H Sugar Company Inc.................         200,000            *               11,126             11,126             --

CALAMOS(R)Convertible Fund - CALAMOS(R)
Investment Trust........................       19,500,000          4.64%         1,084,876          1,084,876             --

CALAMOS(R)Convertible Growth and Income
Fund - CALAMOS(R)Investment Trust.......       14,000,000          3.33%           778,885            778,885             --

CALAMOS(R)Convertible Portfolio -

CALAMOS(R)Advisors Trust................          170,000            *               9,457              9,457             --

CALAMOS(R)Global Convertible Fund -
CALAMOS(R)Investment Trust..............         670,000             *              37,275             37,275             --

CEMEX Pension Plan......................         130,000             *               7,232              7,232             --


Citadel Equity Fund Ltd.................       8,750,000           2.08%           486,803            486,803             --

Citadel Jackson Investment Fund Ltd.....       1,250,000            *               69,543             69,543             --


City of Albany Pension Plan.............         140,000            *                7,788              7,788             --


City of Birmingham Retirement & Relief
System..................................         970,000            *               53,965             53,965             --


City of Knoxville Pension System........         300,000            *               16,690             16,690             --

Class C Trading Company Ltd.............         200,000            *               11,126             11,126             --


                                       37

                                                                                                                        NUMBER OF
                                                                                                                         SHARES OF
                                        PRINCIPAL AMOUNT OF                   NUMBER OF SHARES OF                      COMMON STOCK
                                         ZYPS BENEFICIALLY                      COMMON STOCK       NUMBER OF SHARES   BENEFICIALLY
                                         OWNED AND OFFERED    PERCENTAGE OF     BENEFICIALLY       OF COMMON STOCK     OWNED AFTER
SELLING HOLDER                                 HEREBY       ZYPS OUTSTANDING     OWNED(1)(2)         TO BE SOLD(1)   THE OFFERING(2)
--------------                          ------------------- ------------------ -----------------   ----------------- ---------------
Context Convertible Arbitrage Fund, LP..         800,000            *               44,507             44,507             --

Context Convertible Arbitrage Offshore
Ltd.....................................       1,200,000            *               66,761             66,761             --


Delta Airlines Master Trust.............       1,450,000            *               80,670             80,670             --

Delta Airlines Master Trust.............       1,025,000            *               57,025             57,025             --


Delta Pilots Disability and
Survivorship Trust......................         415,000            *               23,088             23,088             --

Dorinco Reinsurance Company.............         780,000            *               43,395             43,395             --

Drury University........................          35,000            *                1,947              1,947             --

Duke Endowment..........................         435,000            *               24,201             24,201             --


Ellsworth Convertible Growth and
Income Fund Inc.........................         750,000            *               41,726             41,726             --


Froley Revy Investment Convertible
Security Fund...........................         255,000            *               14,186             14,186             --

Genesee County Employees' Retirement
System..................................         340,000            *               18,915             18,915             --

Greek Catholic Union of the USA.........          55,000            *                3,059              3,059             --

Guggenheim Portfolio Co. XV, LLC........         867,000            *               48,235             48,235             --

Hawaiian Airlines Employees Pension
Plan-IAM................................          60,000            *                3,338              3,338             --

Hawaiian Airlines Pension Plan for
Salaried Employees......................          10,000            *                  556                556             --

Hawaiian Airlines Pilots Retirement
Plan....................................         145,000            *                8,067              8,067             --


HealthNow New York, Inc.                         200,000            *               11,126             11,126             --


Hillbloom Foundation....................          65,000            *                3,616              3,616             --

Jackson County Employees' Retirement
System..................................         140,000            *                7,788              7,788             --

KBC Convertible Arbitrage Fund..........       4,627,000          1.10%            257,421            257,421             --

KBC Convertible MAC28 Ltd...............         642,000            *               35,717             35,717             --

KBC Multi-Strategy Fund.................       1,920,000            *              106,818            106,818             --

Kettering Medical Center Funded
Depreciation Account....................         120,000            *                6,676              6,676             --


                                       38

                                                                                                                        NUMBER OF
                                                                                                                         SHARES OF
                                        PRINCIPAL AMOUNT OF                   NUMBER OF SHARES OF                      COMMON STOCK
                                         ZYPS BENEFICIALLY                      COMMON STOCK       NUMBER OF SHARES   BENEFICIALLY
                                         OWNED AND OFFERED    PERCENTAGE OF     BENEFICIALLY       OF COMMON STOCK     OWNED AFTER
SELLING HOLDER                                 HEREBY       ZYPS OUTSTANDING     OWNED(1)(2)         TO BE SOLD(1)   THE OFFERING(2)
--------------                          ------------------- ------------------ -----------------   ----------------- ---------------
Knoxville Utilities Board Retirement
System..................................         135,000            *                7,510              7,510             --


Lehman Brothers Inc.(3).................      20,260,000           4.82%         1,127,159          1,127,159             --


Louisiana CCRF..........................         315,000            *               17,524             17,524             --

Louisiana Workers' Compensation
Corporation.............................         350,000            *               19,472             19,472             --


Lydian Global Opportunities Master
Fund Limited............................      10,000,000           2.38%           556,347            556,347             --

Lydian Overseas Partners Master Fund....      45,500,000          10.83%         2,531,378 (4)      2,531,378


Lyxor Master Fund.......................         500,000            *               27,817             27,817             --

Macomb County Employees' Retirement
System..................................         300,000            *               16,690             16,690             --

MAN Convertible Bond Master Fund, Ltd...       8,693,000           2.07%           483,632            483,632             --

Melody IAM Ltd..........................         311,000            *               17,302             17,302             --


NORCAL Mutual Insurance Company.........         260,000            *               14,465             14,465             --

Nuveen Preferred and Convertible
Income Fund.............................       7,200,000           1.71%           400,569            400,569             --


Onyx Fund Holdings, LDC.................       1,000,000            *               55,634             55,634             --


Peoples Benefit Life Insurance Company
Teamsters...............................       5,000,000           1.19%           278,173            278,173             --

Physicians' Reciprocal Insurers
Account #7..............................        1,200,000           *               66,761             66,761             --


Port Authority of Allegheny County
Retirement and Disability Allowance
Plan for the Employees Represented by
Local 85 of the Amalgamated Transit
Union....................................        660,000            *               36,718             36,718             --

Prisma Foundation........................         85,000            *                4,728              4,728             --

Prudential Insurance Co. of America......        150,000            *                8,345              8,345             --

Ramius LP................................        130,000            *                7,232              7,232             --

Ramius Master Fund, LTD..................      4,225,000           1.01%           235,056            235,056             --

Ramius Partners II, LP...................        217,000            *               12,072             12,072             --

RBC Alternative Assets, L.P..............        200,000            *               16,145(5)          11,126           5,019(5)

RCG Baldwin, LP..........................        520,000            *               28,930             28,930             --

RCG Latitude Master Fund LTD.............      4,225,000           1.01%           235,056            235,056             --


                                       39

                                                                                                                        NUMBER OF
                                                                                                                         SHARES OF
                                        PRINCIPAL AMOUNT OF                   NUMBER OF SHARES OF                      COMMON STOCK
                                         ZYPS BENEFICIALLY                      COMMON STOCK       NUMBER OF SHARES   BENEFICIALLY
                                         OWNED AND OFFERED    PERCENTAGE OF     BENEFICIALLY       OF COMMON STOCK     OWNED AFTER
SELLING HOLDER                                 HEREBY       ZYPS OUTSTANDING     OWNED(1)(2)         TO BE SOLD(1)   THE OFFERING(2)
--------------                          ------------------- ------------------ -----------------   ----------------- ---------------
RCG Multi-Strategy Master Fund, LTD......        433,000               *               24,089             24,089             --

Sage Capital.............................      3,900,000               *              216,975            216,975             --

SCI Endowment Care Common Trust Fund -
First Union..............................         35,000               *                1,947              1,947             --

SCI Endowment Care Common Trust Fund -
National Fiduciary Services..............        200,000               *               11,126             11,126             --

SCI Endowment Care Common Trust Fund -
Suntrust.................................         80,000               *                4,450              4,450             --


Southern Farm Bureau Life Insurance
Company..................................       1,310,000              *               72,881             72,881             --

Southern Farm Bureau Life Insurance
Company..................................        720,000               *               40,056             40,056             --


SPT......................................      1,750,000               *               97,360             97,360             --

St. Thomas Trading, LTD..................     19,692,000             4.69%          1,095,558          1,095,558             --

State of Oregon/Equity...................      7,875,000             1.88%            438,123            438,123             --

State of Oregon/SAIF Corporation.........      5,025,000             1.20%            279,564            279,564             --

The California Wellness Foundation.......        400,000               *               22,253             22,253             --

The Cockrell Foundation..................         75,000               *                4,172              4,172             --

The Dow Chemical Company Employees'

Retirement Plan..........................      2,750,000               *              152,995            152,995             --

The Fondren Foundation...................        150,000               *                8,345              8,345             --

Union Carbide Retirement Account.........      1,200,000               *               66,761             66,761             --

United Food and Commercial Workers

Local 1262 and Employers Pension Fund....        620,000               *               34,493             34,493             --

Univar USA Inc. Retirement Plan..........        310,000               *               17,246             17,246             --


                                       40

                                                                                                                        NUMBER OF
                                                                                                                         SHARES OF
                                        PRINCIPAL AMOUNT OF                   NUMBER OF SHARES OF                      COMMON STOCK
                                         ZYPS BENEFICIALLY                      COMMON STOCK       NUMBER OF SHARES   BENEFICIALLY
                                         OWNED AND OFFERED    PERCENTAGE OF     BENEFICIALLY       OF COMMON STOCK     OWNED AFTER
SELLING HOLDER                                 HEREBY       ZYPS OUTSTANDING     OWNED(1)(2)         TO BE SOLD(1)   THE OFFERING(2)
--------------                          ------------------- ------------------ -----------------   ----------------- ---------------
US Bank FBO Benedictine Health Systems...        260,000               *               14,465             14,465             --


Van Kempen Harbor Fund...................      2,000,000               *              111,269            111,269             --

Wachovia Securities LLC..................      1,000,000               *               55,634             55,634             --


XAVEX - Convertible Arbitrage 2 Fund.....        100,000               *                5,563              5,563             --

XAVEX - Convertible Arbitrage #5.........        650,000               *               36,162             36,162             --

XAVEX - Convertible Arbitrage 10 Fund....        200,000               *               11,126             11,126             --

Zurich Institutional Benchmark Master
Fund Ltd. ...............................        100,000               *                5,563              5,563             --


Any other holders of ZYPS or future
transferees, pledges, donees of or
from any such holder (6) (7).............    172,925,000            41.17%         9,620,685          9,620,685             --
---------------------------------------- -----------------  ----------------   -----------------   --------------    --------------
Total                                       $420,000,000             100%          23,413,093         23,366,574            46,519




-------------------------------
           * Less than 1%.

(1) Assumes conversion of the full amount of ZYPS held by such holder at the initial conversion rate of 55.6347 shares per $1,000 principal amount of ZYPS; such conversion rate is subject to adjustment as described under "Description of the ZYPS--Conversion Rights." Accordingly, the number of shares of common stock issuable upon conversion of the ZYPS may increase or decrease from time to time. Under the terms of the indenture, cash will be paid in lieu of issuing fractional shares, if any, upon conversion of the ZYPS. Furthermore, the rights of the holders of ZYPS to convert their ZYPS into shares of common stock are subject to certain conditions described under "Description of ZYPS - Conversion Rights."


(2) Except as set forth in footnote 4, the number of shares of common stock beneficially owned by each holder named herein is less than 1% of CTI's outstanding common stock as of April 30, 2003.

(3) Lehman Brothers Inc. has acted as manager or co-manager of offerings of our securities (including the ZYPS) within the past three years.

(4) Represents beneficial ownership of approximately 1.33% of CTI's outstanding common stock as of April 30, 2003.

(5) Includes 519 shares of common stock and options to purchase 4,500 shares of common stock held by RBC Alternative Assets, L.P.

(6) Information concerning other selling holders will be set forth in supplements to this prospectus from time to time, if required.

(7) Assumes that any other holders of ZYPS, of any future transferees, pledgees, donees or successors of or from any such other holders of ZYPS, do not beneficially own any common stock other than the shares of common stock issuable upon conversion of the ZYPS at the initial conversion rate.


           The selling holders may gift or donate all or any portion of the ZYPS or the shares of common stock issuable upon conversion thereof set forth opposite their respective names. In addition, certain selling holders, may from time to time distribute to their limited partners, members, shareholders or other security holders, all or any portion of the ZYPS or the shares of common stock issuable upon conversion thereof set forth opposite their respective names. In the event of any such gift, donation, disposition or distribution, the recipients of such ZYPS or shares of common stock issuable upon conversion thereof shall, without having to be specifically named in this prospectus or any supplement hereto, be deemed to be selling holders under this prospectus and shall be entitled to sell, gift, donate, distribute or otherwise dispose of such ZYPS or shares of common stock issuable upon conversion thereof pursuant to the registration statement of which this prospectus forms a part. We may from time to time include additional selling holders in supplements or amendments to this prospectus.

                              PLAN OF DISTRIBUTION

           The ZYPS and the common stock offered hereby may be sold from time to time to purchasers directly by the selling holders, pursuant to this prospectus and an accompanying prospectus supplement, if required, or in transactions exempt from the registration requirements of the Securities Act. Alternatively, the selling holders may from time to time offer the ZYPS and common stock to or through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling holders or the purchasers of ZYPS and common stock for whom they may act as agents. The selling holders and any underwriters, dealers or agents which participant in the distribution of ZYPS and common stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of ZYPS and common stock by them and any discounts, commissions, concessions or other compensation received by any such underwriter, dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

           The ZYPS and the common stock issuable upon conversion thereof may be sold from time to time in one or more transactions (including short sales) at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the ZYPS an the common stock issuable upon conversion thereof may be effected in transactions (which may involve crosses of block transactions)

          o on any national securities exchange or quotation service on which the ZYPS or the common stock may be listed or quoted at the time of sale;

          o    in the over-the-counter market;

          o in transactions otherwise than on such exchanges or in the over-the-counter market; or

          o    through the writing of options.

           At the time a particular offering of the ZYPS or the common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount and type of ZYPS and common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other terms constituting compensation from the selling holders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

           To comply with the securities laws of certain jurisdictions, if applicable, the ZYPS and the common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the ZYPS and the common stock may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

           Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the ZYPS or the common stock may not simultaneously engage in market-making activities with respect to such securities for a period of two or nine business days prior to the commencement of such distribution. In addition to and without limiting the foregoing, each selling holder and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 102, 103 and 104, which provisions may limit the timing of purchases and sales of any of the securities by the selling holders or any such other person. All of the foregoing may affect the marketability of the ZYPS and the common stock and brokers' and dealers' ability to engage in market-making activities with respect to these securities.

           Pursuant to the registration rights agreement, all expenses of the registration of the ZYPS and common stock will be paid by us, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the selling holders will pay all underwriting discounts and selling commissions, if any. The selling holders will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. We will be indemnified by the selling holders against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

                                  LEGAL MATTERS

           Certain legal matters with respect to the validity of the securities offered hereby will be passed upon for us by Paul L. Robinson, attorney-at-law, c/o Comverse Technology, Inc., 170 Crossways Park Drive, Woodbury, New York 11797. Mr. Robinson is the General Counsel and Assistant Secretary of CTI.


                                     EXPERTS

           The consolidated financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended January 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------







                                    $420,000,000


                                      COMVERSE
                                  TECHNOLOGY, INC.


               Zero Yield Puttable Securities (ZYPS) due May 15, 2023
                             Initially Convertible into
                         23,366,574 shares of Common Stock









                                   -------------

                                     PROSPECTUS
                                                 , 2003
                                   -------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The estimated amounts of the expenses of and related to the offering are as follows:

      Registration Fee -- Securities and Exchange Commission......... $33,978
      Accounting fees and expenses...................................   5,000
      Legal fees and expenses........................................  20,000
      Miscellaneous..................................................   2,000
                                                                        -----

      Total                                                           $60,978
                                                                       ======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

           The Business Corporation Law of the State of New York ("BCL") provides that if a derivative action is brought against a director or officer, the Registrant may indemnify him or her against amounts paid in settlement and reasonable expenses, including attorneys' fees incurred by him or her in connection with the defense or settlement of such action, if such director or officer acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the Registrant, except that no indemnification shall be made without court approval in respect of a threatened action, or a pending action settled or otherwise disposed of, or in respect of any matter as to which such director or officer has been found liable to the Registrant. In a nonderivative action or threatened action, the BCL provides that the Registrant may indemnify a director or officer against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees incurred by him or her in defending such action if such director or officer acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the Registrant.

           Under the BCL, a director or officer who is successful, either in a derivative or nonderivative action, is entitled to indemnification as outlined above. Under any other circumstances, such director or officer may be indemnified only if certain conditions specified in the BCL are met. The indemnification provisions of the BCL are not exclusive of any other rights to which a director or officer seeking indemnification may be entitled pursuant to the provisions of the certificate of incorporation or the by-laws of a corporation or, when authorized by such certificate of incorporation or by-laws, pursuant to a shareholders' resolution, a directors' resolution or an agreement providing for such indemnification.

           The above is a general summary of certain indemnity provisions of the BCL and is subject, in all cases, to the specific and detailed provisions of Sections 721-725 of the BCL.

           The Registrant has included in its Certificate of Incorporation, a provision that no director of the Registrant shall be personally liable to the Registrant or its shareholders for damages for any breach of duty as a director, provided that such provision shall not be construed to eliminate or limit the liability of any director if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated Section 719 of the BCL.

           The By-Laws of the Registrant further provide that the Registrant shall indemnify its directors and officers, and shall advance their expenses in the defense of any action for which indemnification is sought, to the full extent permitted by the BCL and when authorized by resolution of the shareholders or directors of the Registrant or any agreement providing for such indemnification or advancement of expenses, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to him established that his acts were committed in bad faith or were the result of active and deliberate dishonesty material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. The Registrant has entered into indemnity agreements with each of its directors and officers pursuant to the foregoing provisions of its By-Laws. The Registrant maintains insurance policies insuring each of its directors and officers against certain civil liabilities, including liabilities under the Securities Act.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16.  EXHIBITS.

Exhibit No.          Description of Exhibit
-----------          ----------------------

      3.1 Certificate of Incorporation of the Registrant (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1987).

      3.2 Certificate of Amendment of Certificate of Incorporation of the Registrant effective February 26, 1993 (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1992).

      3.3 Certificate of Amendment of Certificate of Incorporation of the Registrant effective January 12, 1995 (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994).

      3.4 Certificate of Amendment of Certificate of Incorporation of the Registrant dated October 18, 1999 (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended January 31, 2000).

      3.5 Certificate of Amendment of Certificate of Incorporation dated September 19, 2000 (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended January 31, 2001)

      3.6 By-laws of the Registrant, as amended (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended January 31, 2003).

      4.1 Specimen stock certificate (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1992).

      4.2* Indenture, dated as of May 7, 2003, between the Registrant and JPMorgan Chase Bank, as trustee.

      4.3* Registration Rights Agreement, dated as of May 7, 2003, between the Registrant and Lehman Brothers Inc., as initial purchaser.

      4.4*          Form of ZYPS.

      5.1*          Opinion of Paul L. Robinson.

     12.1* Statement regarding computation of ratio of earnings to fixed charges.

     23.1* Consent of Paul L. Robinson (included as part of Exhibit 5.1 hereto).


     23.2**         Consent of Deloitte & Touche LLP.


     24*            Power of Attorney (included on signature pages).

     25.1* Statement of Eligibility and Qualification of JPMorgan Chase Bank on Form T-1.

----------------------


*   Previously filed.
**  Filed herewith.



ITEM 17.  UNDERTAKINGS.

          (1)  The undersigned registrant hereby undertakes:

               (a) to file, during any period in which offers or sales are being made hereunder, a post-effective amendment to this registration statement:

                    (i) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

               (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (2) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


           Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement or amendment hereto to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on August 8, 2003.

                           COMVERSE TECHNOLOGY, INC.


                              By:                *
                                  ----------------------------------------------
                                   Kobi Alexander
                                   Chairman of the Board and Chief Executive
                                   Officer


           Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                                     CAPACITY                                                    DATE
---------                                     --------                                                    ----


                                              Chairman of the Board and Chief Executive Officer       August 8, 2003
            *                                 and Director (Principal Executive Officer)
----------------------------------
      Kobi Alexander

                                              Executive Vice President and
   /s/ David Kreinberg                        Chief Financial Officer
-----------------------------------          (Principal Financial and Accounting Officer)             August 8, 2003
       David Kreinberg

            *                                 Director
----------------------------------
       Itsik Danziger                                                                                 August 8, 2003

            *                                 Director
----------------------------------
      John H. Friedman                                                                                August 8, 2003

            *                                 Director
----------------------------------
     Francis E. Girard                                                                                August 8, 2003

            *                                 Director
---------------------------------
         Ron Hiram                                                                                    August 8, 2003

            *                                 Director
---------------------------------
         Sam Oolie                                                                                    August 8, 2003

            *                                 Secretary and Director
----------------------------------
       William F. Sorin                                                                               August 8, 2003



 * By: /s/ David Kreinberg
       -------------------------
         David Kreinberg
        (Attorney-in-Fact)

                          EXHIBIT INDEX

Exhibit No.          Description of Exhibit
-----------          ----------------------

      3.1 Certificate of Incorporation of the Registrant (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1987).

      3.2 Certificate of Amendment of Certificate of Incorporation of the Registrant effective February 26, 1993 (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1992).

      3.3 Certificate of Amendment of Certificate of Incorporation of the Registrant effective January 12, 1995 (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994).

      3.4 Certificate of Amendment of Certificate of Incorporation of the Registrant dated October 18, 1999 (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended January 31, 2000).

      3.5 Certificate of Amendment of Certificate of Incorporation dated September 19, 2000 (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended January 31, 2001)

      3.6 By-laws of the Registrant, as amended (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended January 31, 2003).

      4.1 Specimen stock certificate (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1992).

      4.2* Indenture, dated as of May 7, 2003, between the Registrant and JPMorgan Chase Bank, as trustee.

      4.3* Registration Rights Agreement, dated as of May 7, 2003, between the Registrant and Lehman Brothers Inc., as initial purchaser.

      4.4*     Form of ZYPS.

      5.1*     Opinion of Paul L. Robinson.

     12.1* Statement regarding computation of ratio of earnings to fixed charges.

     23.1* Consent of Paul L. Robinson (included as part of Exhibit 5.1 hereto).

     23.2**    Consent of Deloitte & Touche LLP.

     24*       Power of Attorney (included on signature pages).

     25.1* Statement of Eligibility and Qualification of JPMorgan Chase Bank on Form T-1.


---------------------
*   Previously filed.
**  Filed herewith.